Prospectus

Class A Shares
Class B Shares
Class C Shares

This Prospectus describes the MFS International Growth and Income Fund. The investment objective of the fund is capital appreciation and current income.

The Securities and Exchange Commission has not approved the fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

OCTOBER 1, 2000

MFS® INTERNATIONAL GROWTH AND INCOME FUND

TABLE OF CONTENTS

Page

I   Risk Return Summary **1**

II   Expense Summary **5**

III   Certain Investment Strategies and Risks **7**

IV   Management of the Fund **8**

V   Description of Share Classes **9**

VI   How to Purchase, Exchange and Redeem Shares **13**

VII   Investor Services and Programs **17**

VIII   Other Information **19**

IX   Financial Highlights **22**

      Appendix A — Investment Techniques and Practices **A-1**

▶ Investment Objective

The fund's investment objectives are capital appreciation and current income. The fund's objectives may be changed without shareholder approval.

▶ Principal Investment Policies

The fund invests, under normal market conditions, at least 65% of its total assets in equity securities of foreign companies. Equity securities include common stocks and related securities, such as preferred stock, convertible securities and depositary receipts. The fund focuses on foreign companies that its investment adviser, Massachusetts Financial Services Company, (referred to as MFS or the adviser), believes have sustainable growth prospects and attractive valuations based on current and expected earnings or cash flow. In addition to a security's growth prospects, the adviser also considers the security's income producing potential in making its investment decision. Under normal market conditions, the fund invests in at least three different countries.

A company's principal activities are determined to be located in a particular country if the company (a) is organized under the laws of, and maintains a principal office in a country, (b) has its principal securities trading market in a country, (c) derives 50% of its total revenues from goods or services performed in the country, or (d) has 50% or more of its assets in the country.

MFS uses a bottom-up, as opposed to a top-down, investment style in managing the equity-oriented funds (such as the fund) it advises. This means that securities are selected based upon fundamental analysis performed by the portfolio manager and MFS' large group of equity research analysts.

▶ Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. The share price of the fund generally changes daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objectives, that are not described here.

The principal risks of investing in the fund are:

- *Market Risk:* This is the risk that the price of a security held by the fund will fall due to changing economic, political or market conditions or disappointing earnings results.

- *Company Risk:* Prices of securities react to the economic condition of the company that issued the security. The fund's equity investments in an issuer may rise and fall based on the issuer's actual and anticipated earnings, changes in management and the potential for takeovers and acquisitions.

- *Foreign Markets Risk:* Investing in foreign securities involves risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:

  - These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.

  - Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

  - Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.

  - Foreign markets may be less liquid and more volatile than U.S. markets.

  - Foreign securities often trade in currencies other than the U.S. dollar, and the fund may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect the fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the fund's foreign currency holdings. By entering into forward foreign currency exchange contracts, the fund may be required to forego the benefits of advantageous changes in exchange rates and, in the case of forward contracts entered into for the purpose of increasing return, the fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts involve the risk that the party with which the fund enters the contract may fail to perform its obligations to the fund.

- *Large Cap Companies Risk:* Large cap companies tend to go in and out of favor based on market and economic conditions. Large cap companies tend to be less volatile than companies with smaller market capitalizations. In exchange for this potentially lower risk, the fund's value may not rise as much as the value of funds that emphasize smaller cap companies.

- *Concentration:* The fund may invest a substantial amount of its assets in issuers located in a single country or a limited number of countries. If the fund concentrates its investments in this manner, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance.

- *Over-the-Counter Risk:* Over-the-counter (OTC) transactions involve risks in addition to those associated with transactions in securities traded on exchanges. OTC-listed companies may have limited product lines, markets or financial resources. Many OTC stocks trade less frequently and in smaller volume than exchange-listed stocks. The values of these stocks

may be more volatile than exchange-listed stocks, and the fund may experience difficulty in establishing or closing out positions in these stocks at prevailing market prices.

- As with any mutual fund, you could lose money on your investment in the fund.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

▶ Bar Chart and Performance Table

The bar chart and performance table below are intended to indicate some of the risks of investing in the fund by showing changes in the fund's performance over time. The performance table also shows how the fund's performance over time compares with that of one or more broad measures of market performance. The chart and table provide past performance information. The fund's past performance does not necessarily indicate how the fund will perform in the future. The performance information in the chart and table is based upon calendar year periods, while the performance information presented under the caption "Financial Highlights" and in the fund's shareholder reports is based upon the fund's fiscal year. Therefore, these performance results differ.

Bar Chart

The bar chart shows changes in the annual total returns of the fund's class A shares. The chart and related notes do not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund's shares, but do include the reinvestment of distributions. Any sales charge will reduce your return. The return of the fund's other classes of shares will differ from the class A returns shown in the bar chart, depending upon the expenses of those classes.



The total return for the six month period ended June 30, 2000 was 2.73%. During the period shown in the bar chart, the highest quarterly return was 17.43% (for the calendar quarter ended December 31, 1999) and the lowest quarterly return was (11.94)% (for the calendar quarter ended September 30, 1998).

Performance Table

This table shows how the average annual total returns of each class of the fund compares to a broad measure of market performance and various other market indicators and assumes the reinvestment of distributions.

Average Annual Total Returns as of December 31, 1999

	1 Year	Life*
Class A shares	11.97%	10.42%
Class B shares	13.01%	10.83%
Class C shares	16.05%	11.24%
Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Index+**	27.30%	14.82%
Lipper International Funds Index††@	37.83%	17.83%
Lipper average international funds††	40.88%	16.79%

* Fund performance figures are for the period from the commencement of the fund's investment operations, October 24, 1995 through December 31, 1999. Index and Lipper averages are from November 1, 1995.

+ Source: Standard & Poor's Micropal, Inc.

†† Source: Lipper Inc.

** The MSCI EAFE Index is a broad based, unmanaged, market-capitalization-weighted total return index which measures the performance of the same developed-country global stock markets included in the MSCI World Index, but excluding the United States, Canada and the South African mining component.

@ The Lipper Mutual Fund Indices are unmanaged, net-asset-value-weighted indices of the largest qualifying mutual funds within their respective investment objectives, adjusted for the reinvestment of capital gain distributions and income dividends.

Class A share performance takes into account the deduction of the 4.75% maximum sales charge. Class B share performance takes into account the deduction of the applicable contingent deferred sales charge (referred to as a CDSC), which declines over six years from 4% to 0%. Class C share performance takes into account the deduction of the 1% CDSC.

The fund commenced investment operations on October 24, 1995 with the offering of class A and class B shares and subsequently offered class C shares on July 1, 1996. Class C share performance includes the performance of the fund's class B shares for periods prior to the offering of class C shares. This blended class C share performance has been adjusted to take into account the CDSC applicable to class C shares, rather than the CDSC applicable to class B shares. This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class B and C shares are similar, this blended class C share performance is also similar to what the performance of class C shares would have been had class C shares been offered for the entire period.

▶ **Expense Table**

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment)

	Class A	Class B	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) .	4.75%	0.00%	0.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	See Below[1]	4.00%	1.00%

Annual Fund Operating Expenses (expenses that are deducted from fund assets)[2]

	Class A	Class B	Class C
Management Fees[2]	0.975%	0.975%	0.975%
Distribution and Service (12b-1) Fees[3]	0.50%	1.00%	1.00%
Other Expenses	0.56%	0.56%	0.56%
Total Annual Fund Operating Expenses	2.04%	2.54%	2.54%
Fee Waiver and/or Expense Reimbursement[2][4]	(0.075)%	(0.075)%	(0.075)%
Net Expenses[5]	1.96%	2.46%	2.46%

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(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in this case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) All expenses, other than "Management Fees," and "Fee Waiver" are rounded to two decimal places.

(3) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser (referred to as distribution and service fees).

(4) MFS has contractually agreed to reduce its management fee to 0.90% of average daily net assets annually. This contractual arrangement will continue until at least October 1, 2001, absent an earlier modification approved by the board of trustees which oversees the fund.

(5) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. The fund may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, "Total Annual Fund Operating Expenses" would have been 1.95% for Class A and 2.45% for Class B and for Class C.

▶ Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;
- Your investment has a 5% return each year and dividends and other distributions are reinvested; and
- The fund's operating expenses remain the same, except that the fund's total operating expenses are assumed to be the fund's "Net Expenses" for the first year, and the fund's "Total Annual Fund Operating Expenses" for the subsequent years (see Expense Table above).

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A shares	$665	$1,077	$1,514	$2,725
Class B shares[1]				
Assuming redemption at end of period	$649	$1,083	$1,543	$2,747
Assuming no redemption	$249	$ 783	$1,343	$2,747
Class C shares				
Assuming redemption at end of period	$349	$ 783	$1,343	$2,869
Assuming no redemption	$249	$ 783	$1,343	$2,869

(1) Class B shares convert to Class A shares approximately eight years after purchase; therefore, years nine and ten reflect Class A expenses.

▶ Further Information on Investment Strategies and Risks

The fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which the fund may engage, including the principal investment techniques and practices described above, are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the fund's Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

▶ Temporary Defensive Policies

In addition, the fund may depart from its principal investment strategies by temporarily investing for defensive purposes when adverse market, economic or political conditions exist. While the fund invests defensively, it may not be able to pursue its investment objective. The fund's defensive investment position may not be effective in protecting its value.

▶ Active or Frequent Trading

The fund may engage in active and frequent trading to achieve its principal investment strategies. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase your tax liability. Frequent trading also increases transaction costs, which could detract from the fund's performance.

▶ Investment Adviser

Massachusetts Financial Services Company (referred to as MFS or the adviser) is the fund's investment adviser. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $163.20 billion as of August 31, 2000. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

MFS provides investment management and related administrative services and facilities to the fund, including portfolio management and trade execution. For these services the fund paid MFS an annual management fee of 0.975% of the first $500 million of the average daily net assets of the fund and 0.925% thereafter. For the fund's fiscal year ended May 31, 2000, MFS received management fees of 0.975% of the fund's average daily net assets. The Adviser has agreed to reduce this fee as set forth in the "Expense Summary" above.

▶ Portfolio Manager

Frederick J. Simmons, a Senior Vice President of MFS, has been employed in the investment management area of MFS since 1971. Mr. Simmons has been the fund's portfolio manager since 1997. Steven R. Gorham, a Vice President of MFS, has been employed by MFS in the investment management area since 1989. Mr. Gorham became a portfolio manager of the fund effective July 1, 2000.

▶ Administrator

MFS provides the fund with certain financial, legal, compliance, shareholder communications and other administrative services. MFS is reimbursed by the fund for a portion of the costs it incurs in providing these services.

▶ Distributor

MFS Fund Distributors, Inc. (referred to as MFD), a wholly owned subsidiary of MFS, is the distributor of shares of the fund.

▶ Shareholder Servicing Agent

MFS Service Center, Inc. (referred to as MFSC), a wholly owned subsidiary of MFS, performs transfer agency and certain other services for the fund, for which it receives compensation from the fund.

V   DESCRIPTION OF SHARE CLASSES

The fund offers class A, B and C shares through this prospectus. The fund also offers an additional class of shares, class I shares, exclusively to certain institutional investors. Class I shares are made available through a separate prospectus supplement provided to institutional investors eligible to purchase them.

▶ Sales Charges

You may be subject to an initial sales charge when you purchase, or a CDSC when you redeem, class A, B or C shares. These sales charges are described below. In certain circumstances, these sales charges are waived. These circumstances are described in the SAI. Special considerations concerning the calculation of the CDSC that apply to each of these classes of shares are described below under the heading "Calculation of CDSC."

If you purchase your fund shares through a financial adviser (such as a broker or bank), the adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and distribution and service fees, or from MFS or MFD. These commissions and concessions are described in the SAI.

▶ Class A Shares

You may purchase class A shares at net asset value plus an initial sales charge (referred to as the offering price), but in some cases you may purchase class A shares without an initial sales charge but subject to a 1% CDSC upon redemption within one year. Class A shares have annual distribution and service fees up to a maximum of 0.50% of net assets annually.

Purchases Subject to an Initial Sales Charge. The amount of the initial sales charge you pay when you buy class A shares differs depending upon the amount you invest, as follows:

Amount of Purchase	Sales Charge* as Percentage of:	
	Offering Price	Net Amount Invested
Less than $100,000	4.75	4.99
$100,000 but less than $250,000	4.00	4.17
$250,000 but less than $500,000	2.95	3.04
$500,000 but less than $1,000,000	2.20	2.25
$1,000,000 or more	None**	None**

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*   Because of rounding in the calculation of offering price, actual sales charges you pay may be more or less than those calculated using these percentages.

** A 1% CDSC will apply to such purchases, as discussed below.

Purchases Subject to a CDSC (but not an initial sales charge). You pay no initial sales charge when you invest $1 million or more in class A shares. However, a CDSC of 1% will be deducted from your redemption proceeds if you redeem within 12 months of your purchase.

In addition, purchases made under the following four categories are not subject to an initial sales charge; however, a CDSC of 1% will be deducted from redemption proceeds if the redemption is made within 12 months of purchase:

- Investments in class A shares by certain retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (referred to as ERISA), if, prior to July 1, 1996

  ▶ the plan had established an account with MFSC; and

  ▶ the sponsoring organization had demonstrated to the satisfaction of MFD that either;

    + the employer had at least 25 employees; or

    + the total purchases by the retirement plan of class A shares of the MFS Family of Funds (referred to as the MFS funds) would be in the amount of at least $250,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the retirement plan and/or sponsoring organization participates in the MFS Corporate Plan Services 401(k) Plan or any similar recordkeeping system made available by MFSC (referred to as the MFS participant recordkeeping system);

  ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

  ▶ the total purchases by the retirement plan (or by multiple plans maintained by the same plan sponsor) of class A shares of the MFS funds will be in the amount of at least $500,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

  ▶ the plan has, at the time of purchase, either alone or in aggregate with other plans maintained by the same plan sponsor, a market value of $500,000 or more invested in shares of any class or classes of the MFS funds.

    The retirement plans will qualify under this category only if the plans or their sponsoring organization inform MFSC prior to the purchases that the plans have a market value of $500,000 or more invested in shares of any class or classes of the MFS funds; MFSC has no obligation independently to determine whether such plans qualify under this category.

- Investments in class A by certain retirement plans subject to ERISA, if

- ▶ the plan established an account with MFSC between July 1, 1997 and December 31, 1999;

- ▶ the plan records are maintained on a pooled basis by MFSC; and

- ▶ the sponsoring organization demonstrates to the satisfaction of MFD that, at the time of purchase, the employer has at least 200 eligible employees and the plan has aggregate assets of at least $2,000,000.

▶ Class B Shares

You may purchase class B shares at net asset value without an initial sales charge, but if you redeem your shares within the first six years you may be subject to a CDSC (declining from 4.00% during the first year to 0% after six years). Class B shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually.

The CDSC is imposed according to the following schedule:

Year of Redemption After Purchases	Contingent Deferred Sales Charge
First	4%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and following	0%

If you hold class B shares for approximately eight years, they will convert to class A shares of the fund. All class B shares you purchased through the reinvestment of dividends and distributions will be held in a separate sub-account. Each time any class B shares in your account convert to class A shares, a proportionate number of the class B shares in the sub-account will also convert to class A shares.

▶ Class C Shares

You may purchase class C shares at net asset value without an initial sales charge, but if you redeem your shares within the first year you may be subject to a CDSC of 1.00%. Class C shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually. Class C shares do not convert to any other class of shares of the fund.

▶ Calculation of CDSC

As discussed above, certain investments in class A, B and C shares will be subject to a CDSC. Three different aging schedules apply to the calculation of the CDSC:

- • Purchases of class A shares made on any day during a calendar month will age one month on the last day of the month, and each subsequent month.

- Purchases of class C shares, and purchases of class B shares on or after January 1, 1993, made on any day during a calendar month will age one year at the close of business on the last day of that month in the following calendar year, and each subsequent year.

- Purchases of class B shares prior to January 1, 1993 made on any day during a calendar year will age one year at the close of business on December 31 of that year, and each subsequent year.

No CDSC is assessed on the value of your account represented by appreciation or additional shares acquired through the automatic reinvestment of dividends or capital gain distributions. Therefore, when you redeem your shares, only the value of the shares in excess of these amounts (i.e., your direct investment) is subject to a CDSC.

The CDSC will be applied in a manner that results in the CDSC being imposed at the lowest possible rate, which means that the CDSC will be applied against the lesser of your direct investment or the total cost of your shares. The applicability of a CDSC will not be affected by exchanges or transfers of registration, except as described in the SAI.

▶ Distribution and Service Fees

The fund has adopted a plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser. These annual distribution and service fees may equal up to 0.50% for class A shares (a 0.25% distribution fee and a 0.25% service fee) and 1.00% for each of class B and class C shares (a 0.75% distribution fee and a 0.25% service fee), and are paid out of the assets of these classes. Over time, these fees will increase the cost of your shares and may cost you more than paying other types of sales charges.

VI   HOW TO PURCHASE, EXCHANGE AND REDEEM SHARES

You may purchase, exchange and redeem class A, B and C shares of the fund in the manner described below. In addition, you may be eligible to participate in certain investor services and programs to purchase, exchange and redeem these classes of shares, which are described in the next section under the caption "Investor Services and Programs."

▶ How to Purchase Shares

Initial Purchase. You can establish an account by having your financial adviser process your purchase. The minimum initial investment is $1,000. However, in the following circumstances the minimum initial investment is only $50 per account:

- if you establish an automatic investment plan;

- if you establish an automatic exchange plan; or

- if you establish an account under either:

  ▶ tax-deferred retirement programs (other than IRAs) where investments are made by means of group remittal statements; or

  ▶ employer sponsored investment programs.

The minimum initial investment for IRAs is $250 per account. The maximum investment in class C shares is $1,000,000 per transaction. Class C shares are not available for purchase by any retirement plan qualified under Section 401(a) or 403(b) of the Internal Revenue Code if the plan or its sponsor subscribes to certain recordkeeping services made available by MFSC, such as the MFS Corporate Plan Services 401(k) Plan.

Adding to Your Account. There are several easy ways you can make additional investments of at least $50 to your account:

- send a check with the returnable portion of your statement;

- ask your financial adviser to purchase shares on your behalf;

- wire additional investments through your bank (call MFSC first for instructions); or

- authorize transfers by phone between your bank account and your MFS account (the maximum purchase amount for this method is $100,000). You must elect this privilege on your account application if you wish to use it.

▶ How to Exchange Shares

You can exchange your shares for shares of the same class of certain other MFS funds at net asset value by having your financial adviser process your exchange request or by contacting MFSC directly. The minimum exchange amount is generally $1,000 ($50 for exchanges made under the automatic exchange plan). Shares otherwise subject to a CDSC will not be charged a CDSC in an exchange. However, when you redeem the shares

acquired through the exchange, the shares you redeem may be subject to a CDSC, depending upon when you originally purchased the shares you exchanged. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

Sales charges may apply to exchanges made from the MFS money market funds. Certain qualified retirement plans may make exchanges between the MFS funds and the MFS Fixed Fund, a bank collective investment fund, and sales charges may also apply to these exchanges. Call MFSC for information concerning these sales charges.

Exchanges may be subject to certain limitations and are subject to the MFS funds' policies concerning excessive trading practices, which are policies designed to protect the funds and their shareholders from the harmful effect of frequent exchanges. These limitations and market timing policies are described below under the captions "Right to Reject or Restrict Purchase and Exchange Orders" and "Excessive Trading Policies." You should read the prospectus of the MFS fund into which you are exchanging and consider the differences in objectives, policies and rules before making any exchange.

▶ How to Redeem Shares

You may redeem your shares either by having your financial adviser process your redemption or by contacting MFSC directly. The fund sends out your redemption proceeds within seven days after your request is received in good order. "Good order" generally means that the stock power, written request for redemption, letter of instruction or certificate must be endorsed by the record owner(s) exactly as the shares are registered. In addition, you need to have your signature guaranteed and/or submit additional documentation to redeem your shares. See "Signature Guarantee/Additional Documentation" below, or contact MFSC for details (see back cover page for address and phone number).

Under unusual circumstances such as when the New York Stock Exchange is closed, trading on the Exchange is restricted or if there is an emergency, the fund may suspend redemptions or postpone payment. If you purchased the shares you are redeeming by check, the fund may delay the payment of the redemption proceeds until the check has cleared, which may take up to 15 days from the purchase date.

Redeeming Directly Through MFSC

- **By telephone.** You can call MFSC to have shares redeemed from your account and the proceeds wired or mailed (depending on the amount redeemed) directly to a pre-designated bank account. MFSC will request personal or other information from you and will generally record the calls. MFSC will be responsible for losses that result from unauthorized telephone transactions if it does not follow reasonable procedures designed to verify your identity. You must elect this privilege on your account application if you wish to use it.

- **By mail.** To redeem shares by mail, you can send a letter to MFSC with the name of your fund, your account number, and the number of shares or dollar amount to be sold.

Redeeming Through Your Financial Adviser. You can call your financial adviser to process a redemption on your behalf. Your financial adviser will be responsible for furnishing all necessary documents to MFSC and may charge you for this service.

Signature Guarantee/Additional Documentation. In order to protect against fraud, the fund requires that your signature be guaranteed in order to redeem your shares. Your signature may be guaranteed by an eligible bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency, or savings association. MFSC may require additional documentation for certain types of registrations and transactions. Signature guarantees and this additional documentation shall be accepted in accordance with policies established by MFSC, and MFSC may make certain de minimis exceptions to these requirements.

▶ Other Considerations

Right to Reject or Restrict Purchase and Exchange Orders. Purchases and exchanges should be made for investment purposes only. The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed. When a fund determines that the level of exchanges on any days may be harmful to its remaining shareholders, the fund may delay the payment of exchange proceeds for up to seven days to permit cash to be raised through the orderly liquidation of its portfolio securities to pay the redemption proceeds. In this case, the purchase side of the exchange will be delayed until the exchange proceeds are paid by the redeeming fund.

Excessive Trading Practices. The MFS funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

Reinstatement Privilege. After you have redeemed shares, you have a one-time right to reinvest the proceeds within 90 days of the redemption at the current net asset value (without an initial sales charge). If the redemption involved a CDSC, your account will be credited with the appropriate amount of the CDSC paid; however, your new shares will be subject to a CDSC which will be determined from the date you originally purchased the shares redeemed. This privilege applies to shares of the MFS money market funds only under certain circumstances.

In-kind Distributions. The MFS funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that the fund makes an in-kind distribution, you could incur the brokerage and transaction charges when converting the securities to cash. The fund does not expect to make in-kind distributions, and if it does, the fund will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the fund's net assets, whichever is less.

Involuntary Redemptions/Small Accounts. Because it is costly to maintain small accounts, the MFS funds have generally reserved the right to automatically redeem shares and close your account when it contains less than $500 due to your redemptions or exchanges. Before making this automatic redemption, you will be notified and given 60 days to make additional investments to avoid having your shares redeemed.

As a shareholder of the fund, you have available to you a number of services and investment programs. Some of these services and programs may not be available to you if your shares are held in the name of your financial adviser or if your investment in the fund is made through a retirement plan.

▶ **Distribution Options**

The following distribution options are generally available to all accounts and you may change your distribution option as often as you desire by notifying MFSC:

- Dividend and capital gain distributions reinvested in additional shares (this option will be assigned if no other option is specified);

- Dividend distributions in cash; capital gain distributions reinvested in additional shares; or

- Dividend and capital gain distributions in cash.

Reinvestments (net of any tax withholding) will be made in additional full and fractional shares of the same class of shares at the net asset value as of the close of business on the record date. Distributions in amounts less than $10 will automatically be reinvested in additional shares of the fund. If you have elected to receive distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from MFSC with regard to uncashed distribution checks, your distribution option will automatically be converted to having all distributions reinvested in additional shares. Your request to change a distribution option must be received by MFSC by the record date for a distribution in order to be effective for that distribution. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

▶ **Purchase and Redemption Programs**

For your convenience, the following purchase and redemption programs are made available to you with respect to class A, B and C shares, without extra charge:

Automatic Investment Plan. You can make cash investments of $50 or more through your checking account or savings account on any day of the month. If you do not specify a date, the investment will automatically occur on the first business day of the month.

Automatic Exchange Plan. If you have an account balance of at least $5,000 in any MFS fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic monthly or quarterly exchanges from your account in an MFS fund for shares of the same class of shares of other MFS funds. You may make exchanges of at least $50 to up to six different funds under this plan. Exchanges will generally be made at net asset value without any sales charges. If you exchange shares out of the MFS Money Market Fund or MFS Government Money Market Fund, or if you exchange class A shares out of the MFS Cash Reserve Fund, into class

A shares of any other MFS fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

Reinvest Without a Sales Charge. You can reinvest dividend and capital gain distributions into your account without a sales charge to add to your investment easily and automatically.

Distribution Investment Program. You may purchase shares of any MFS fund without paying an initial sales charge or a CDSC upon redemption by automatically reinvesting a minimum of $50 of dividend and capital gain distributions from the same class of another MFS fund.

Letter of Intent (LOI). If you intend to invest $100,000 or more in the MFS funds (including the MFS Fixed Fund) within 13 months, you may buy class A shares of the funds at the reduced sales charge as though the total amount were invested in class A shares in one lump sum. If you intend to invest $1 million or more under this program, the time period is extended to 36 months. If the intended purchases are not completed within the time period, shares will automatically be redeemed from a special escrow account established with a portion of your investment at the time of purchase to cover the higher sales charge you would have paid had you not purchased your shares through this program.

Right of Accumulation. You will qualify for a lower sales charge on your purchases of class A shares when your new investment in class A shares, together with the current (offering price) value of all your holdings in the MFS funds (including the MFS Fixed Fund), reaches a reduced sales charge level.

Systematic Withdrawal Plan. You may elect to automatically receive (or designate someone else to receive) regular periodic payments of at least $100. Each payment under this systematic withdrawal is funded through the redemption of your fund shares. For class B and C shares, you can receive up to 10% (15% for certain IRA distributions) of the value of your account through these payments in any one year (measured at the time you establish this plan). You will incur no CDSC on class B and C shares redeemed under this plan. For class A shares, there is no similar percentage limitation; however, you may incur the CDSC (if applicable) when class A shares are redeemed under this plan.

▶ Pricing of Fund Shares

The price of each class of the fund's shares is based on its net asset value. The net asset value of each class of shares is determined at the close of regular trading each day that the New York Stock Exchange is open for trading (generally, 4:00 p.m., Eastern time) (referred to as the valuation time). The New York Stock Exchange is closed on most national holidays and Good Friday. To determine net asset value, the fund values its assets at current market values, or at fair value as determined by the Adviser under the direction of the Board of Trustees that oversees the fund if current market values are unavailable. Fair value pricing may be used by the fund when current market values are unavailable or when an event occurs after the close of the exchange on which the fund's portfolio securities are principally traded that is likely to have changed the value of the securities. The use of fair value pricing by the fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values.

You will receive the net asset value next calculated, after the deduction of applicable sales charges and any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

- the valuation time, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or

- MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time.

The fund invests in certain securities which are primarily listed on foreign exchanges that trade on weekends and other days when the fund does not price its shares. Therefore, the value of the fund's shares may change on days when you will not be able to purchase or redeem the fund's shares.

▶ Distributions

The fund intends to pay substantially all of its net income (including any realized net capital gains) to shareholders as dividends at least annually.

▶ Tax Considerations

The following discussion is very general. You are urged to consult your tax adviser regarding the effect that an investment in the fund may have on your particular tax situation.

Taxability of Distributions. As long as the fund qualifies for treatment as a regulated investment company (which it has in the past and intends to do in the future), it pays no federal income tax on the earnings it distributes to shareholders.

You will normally have to pay federal income taxes, and any state or local taxes, on the distributions you receive from the fund, whether you take the distributions in cash or

19

reinvest them in additional shares. Distributions designated as capital gain dividends are taxable as long-term capital gains. Other distributions are generally taxable as ordinary income. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes.

Fund distributions will reduce the fund's net asset value per share. Therefore, if you buy shares shortly before the record date of a distribution, you may pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

The fund may be eligible to elect to "pass through" to you foreign income taxes that it pays. If the fund makes this election, you will be required to include your share of those taxes in gross income as a distribution from the fund. You will then be allowed to claim a credit (or a deduction, if you itemize deductions) for such amounts on your federal income tax return, subject to certain limitations.

If you are neither a citizen nor a resident of the U.S., the fund will withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by the fund. The fund is also required in certain circumstances to apply backup withholding at the rate of 31% on taxable dividends and redemption proceeds paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to the fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors should read the fund's Account Application for additional information regarding backup withholding of federal income tax.

Taxability of Transactions. When you redeem, sell or exchange shares, it is generally considered a taxable event for you. Depending on the purchase price and the sale price of the shares you redeem, sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

▶ Unique Nature of Fund

MFS may serve as the investment adviser to other funds which have investment goals and principal investment policies and risks similar to those of the fund, and which may be managed by the fund's portfolio manager(s). While the fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.

▶ Provision of Annual and Semiannual Reports and Prospectuses

The fund produces financial reports every six months and updates its prospectus annually. To avoid sending duplicate copies of materials to households, only one copy of the fund's annual and semiannual report and prospectus will be mailed to shareholders having the same residential address on the fund's records. However, any shareholder may contact MFSC (see back cover for address and phone number) to request that copies of these reports and prospectuses be sent personally to that shareholder.

IX   FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the fund's financial performance since the fund's inception. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate by which an investor would have earned (or lost) on an investment in the fund (assuming reinvestment of all distributions). This information has been audited by the fund's independent auditors, whose report, together with the fund's financial statements, are included in the fund's Annual Report to shareholders. The fund's Annual Report is available upon request by contacting MFSC (see back cover for address and telephone number). These financial statements are incorporated by reference into the SAI. The fund's independent auditors are Ernst & Young LLP.

Class A Shares

	Year Ended May 31,				
	2000	1999	1998	1997	1996*
Per share data (for a share outstanding throughout each period):					
Net asset value — beginning of period	$ 18.03	$ 19.01	$ 16.32	$ 15.98	$ 15.00
Income from investment operations# —					
Net investment income (loss)	$ 0.32	$ —	$ (0.05)	$ 0.11	$ 0.11
Net realized and unrealized gain (loss) on investments and foreign currency	3.17	(0.64)	3.45	0.35	0.90
Total from investment operations	$ 3.49	$ (0.64)	$ 3.40	$ 0.46	$ 1.01
Less distributions declared to shareholders —					
From net investment income	$ —	$ —	$ —	$ (0.08)	$ (0.03)
From net realized gain on investments and foreign currency transactions	(0.92)	(0.34)	(0.59)	(0.04)	—
In excess of net investment income	—	—	(0.12)	—	—
Total distributions declared to shareholders	$ (0.92)	$ (0.34)	$ (0.71)	$ (0.12)	$ (0.03)
Net asset value — end of period	$ 20.60	$ 18.03	$ 19.01	$ 16.32	$ 15.98
Total return++	19.57%	(3.45)%	21.77%	2.88%	6.71%††
Ratios (to average net assets)/Supplemental data:					
Expenses##	2.04%	2.11%	2.22%	2.39%	2.52%†
Net investment income (loss)	1.63%	0.02%	(0.28)%	0.72%	1.04%†
Portfolio turnover	82%	89%	158%	89%	29%
Net assets at end of period (000 omitted)	$33,767	$22,287	$15,087	$13,425	$11,950

---

* For the period from the commencement of the fund's investment operations October 24, 1995, through May 31, 1996.

† Annualized.

†† Not annualized.

\# Per share data are based on average shares outstanding.

\## Ratios do not reflect expense reductions from certain expense offset arrangements.

++ Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

Class B Shares

....

	Year Ended May 31,				
	2000	1999	1998	1997	1996*
Per share data (for a share outstanding throughout each period):					
Net asset value — beginning of period	$ 17.89	$ 18.96	$ 16.27	$ 15.94	$ 15.00
Income from investment operations# —					
Net investment income (loss)	$ 0.20	$ (0.10)	$ (0.14)	$ 0.03	$ 0.05
Net realized and unrealized gain (loss) on					
investments and foreign currency	3.17	(0.63)	3.47	0.34	0.90
Total from investment operations	$ 3.37	$ (0.73)	$ 3.33	$ 0.37	$ 0.95
Less distributions declared to shareholders —					
From net investment income	$ —	$ —	$ —	$ —	$ (0.01)
From net realized gain on investments and					
foreign currency transactions	(0.92)	(0.34)	(0.59)	(0.04)	—
In excess of net investment income	—	—	(0.05)	—	—
Total distributions declared to shareholders	$ (0.92)	$ (0.34)	$ (0.64)	$ (0.04)	$ (0.01)
Net asset value — end of period	$ 20.34	$ 17.89	$ 18.96	$ 16.27	$ 15.94
Total return	$ 18.97%	(3.89)%	21.26%	2.33%	6.37%††
Ratios (to average net assets)/Supplemental data:					
Expenses##	2.53%	2.61%	2.72%	2.94%	3.11%†
Net investment income (loss)	1.03%	(0.55)%	(0.79)%	0.18%	0.49%†
Portfolio turnover	82%	89%	158%	89%	29%
Net assets at end of period (000 omitted)	$27,390	$23,482	$18,987	$15,749	$13,641

---

   * For the period from the commencement of the fund's investment operations October 24, 1995, through May 31, 1996.

   † Annualized.

  †† Not annualized.

   # Per share data are based on average shares outstanding.

 ## Ratios do not reflect expense reductions from certain expense offset arrangements.

Class C Shares

	Year Ended May 31,			
	2000	**1999**	**1998**	**1997***
Per share data (for a share outstanding throughout each period):				
Net asset value — beginning of period	$17.74	$18.80	$16.19	$16.02
Income from investment operations# —				
Net investment income (loss)	$ 0.24	$ (0.09)	$ (0.10)	$ 0.12
Net realized and unrealized gain (loss) on investments and foreign currency	3.09	(0.63)	3.39	0.21
Total from investment operations	$ 3.33	$ (0.72)	$ 3.29	$ 0.33
Less distributions declared to shareholders —				
From net investment income	$ —	$ —	$ —	$ (0.12)
From net realized gain on investments and foreign currency transactions	(0.92)	(0.34)	(0.59)	(0.04)
In excess of net investment income	—	—	(0.09)	—
Total distributions declared to shareholders	$ (0.92)	$ (0.34)	$ (0.68)	$ (0.16)
Net asset value —end of period	$20.15	$17.74	$18.80	$16.19
Total return	18.90%	(3.87)%	21.15%	2.09%††
Ratios (to average net assets)/Supplemental data:				
Expenses##	2.54%	2.59%	2.71%	2.64%†
Net investment income (loss)	1.24%	(0.49)%	(0.61)%	0.80%†
Portfolio turnover	82%	89%	158%	89%
Net assets at end of period (000 omitted)	$5,035	$2,545	$ 824	$ 235

---

  * For the period from the inception of class C, July 1, 1996, through May 31, 1997.

  † Annualized.

 †† Not annualized.

  # Per share data are based on average shares outstanding.

Ratios do not reflect expense reductions from certain expense offset arrangements.

▶ Investment Techniques and Practices

In pursuing its investment objective, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are described, together with their risks, in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

Investment Techniques/Practices

Symbols	✔ permitted	— not permitted
Debt Securities		
Asset-Backed Securities		
Collateralized Mortgage Obligations and Multiclass Pass-Through Securities		—
Corporate Asset-Backed Securities		✔
Mortgage Pass-Through Securities		✔
Stripped Mortgage-Backed Securities		—
Corporate Securities		✔
Loans and Other Direct Indebtedness		✔
Lower Rated Bonds		✔
Municipal Bonds		✔
Speculative Bonds		✔
U.S. Government Securities		✔
Variable and Floating Rate Obligations		✔
Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds		✔
Equity Securities		✔
Foreign Securities Exposure		
Brady Bonds		✔
Depositary Receipts		✔
Dollar-Denominated Foreign Debt Securities		✔
Emerging Markets		✔
Foreign Securities		✔
Forward Contracts		✔
Futures Contracts		✔
Indexed Securities		✔
Inverse Floating Rate Obligations		—

Investment Techniques/Practices (continued)

Symbols	✔ permitted	— not permitted	
Investment in Other Investment Companies			
Open-End Funds			✔
Closed-End Funds			✔
Lending of Portfolio Securities			✔
Leveraging Transactions			
Bank Borrowings			—
Mortgage "Dollar-Roll" Transactions			✔
Reverse Repurchase Agreements			—
Options			
Options on Foreign Currencies			✔
Options on Futures Contracts			✔
Options on Securities			✔
Options on Stock Indices			✔
Reset Options			✔
"Yield Curve" Options			✔
Repurchase Agreements			✔
Restricted Securities			✔
Short Sales			—
Short Sales Against the Box			—
Short Term Instruments			✔
Swaps and Related Derivative Instruments			✔
Temporary Borrowings			✔
Temporary Defensive Positions			✔
Warrants			✔
"When-issued" Securities			✔

MFS® INTERNATIONAL GROWTH AND INCOME FUND

If you want more information about the fund, the following documents are available free upon request:

Annual/Semiannual Reports. These reports contain information about the fund's actual investments. Annual reports discuss the effect of recent market conditions and the fund's investment strategy on the fund's performance during its last fiscal year.

Statement of Additional Information (SAI). The SAI, dated October 1, 2000, provides more detailed information about the fund and is incorporated into this prospectus by reference.

You can get free copies of the annual/semiannual reports, the SAI and other information about the fund, and make inquiries about the fund, by contacting:

MFS Service Center, Inc.
2 Avenue de Lafayette
Boston, MA 02111-1738
Telephone: **1-800-225-2606**
Internet: http://www.mfs.com

Information about the fund (including its prospectus, SAI and shareholder reports) can be reviewed and copied at the:

Public Reference Room
Securities and Exchange Commission
Washington, D.C., 20549-0102

Information on the operation of the Public Reference Room may be obtained by calling the Commission at 1-202-942-8090. Reports and other information about the fund are available on the EDGAR Databases on the Commission's Internet website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section at the above address.

The fund's Investment Company Act file number is 811-4492

MGI-1 9/00 87/287/387/887 98M



INVESTMENT MANAGEMENT

We invented the mutual fund®

Statement of Additional Information

OCTOBER 1, 2000

MFS® INTERNATIONAL GROWTH AND INCOME FUND

A Series of MFS Series Trust X
500 Boylston Street, Boston, MA 02116
(617) 954-5000

This Statement of Additional Information, as amended or supplemented from time to time (the "SAI"), sets forth information which may be of interest to investors but which is not necessarily included in the Fund's Prospectus dated October 1, 2000. This SAI should be read in conjunction with the Prospectus. The Fund's financial statements are incorporated into this SAI by reference to the Fund's most recent Annual Report to shareholders. A copy of the Annual Report accompanies this SAI. You may obtain a copy of the Fund's Prospectus and Annual Report without charge by contacting MFS Service Center, Inc. (see back cover of Part II of this SAI for address and phone number).

This SAI is divided into two Parts — Part I and Part II. Part I contains information that is particular to the Fund, while Part II contains information that generally applies to each of the funds in the MFS Family of Funds (the "MFS Funds"). Each Part of the SAI has a variety of appendices which can be found at the end of Part I and Part II, respectively.

This SAI is NOT a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus.

MGI-13 9/00 87/287/387/887 1M

Statement of Additional Information

PART I
Part I of this SAI contains information that is particular to the Fund.

TABLE OF CONTENTS

		Page
I	Definitions	1
II	Management of the Fund	1
	The Fund	1
	Trustees and Officers — Identification and Background	1
	Trustee Compensation	1
	Affiliated Service Provider Compensation	1
III	Sales Charges and Distribution Plan Payments	1
	Sales Charges	1
	Distribution Plan Payments	1
IV	Portfolio Transactions and Brokerage Commissions	1
V	Share Ownership	1
VI	Performance Information	2
VII	Investment Techniques, Practices, Risks and Restrictions	2
	Investment Techniques, Practices and Risks	2
	Investment Restrictions	2
VIII	Tax Considerations	3
IX	Independent Auditors and Financial Statements	3
	Appendix A — Trustees and Officers — Identification and Background	A-1
	Appendix B — Trustee Compensation	B-1
	Appendix C — Affiliated Service Provider Compensation	C-1
	Appendix D — Sales Charges and Distribution Plan Payments	D-1
	Appendix E — Portfolio Transactions and Brokerage Commissions	E-1
	Appendix F — Share Ownership	F-1
	Appendix G — Performance Information	G-1

I DEFINITIONS

"Fund" — MFS International Growth and Income Fund, a diversified series of the Trust. The Fund was known as MFS/ Foreign & Colonial International Growth and Income Fund prior to September 8, 1997.

"Trust" — MFS Series Trust X, a Massachusetts business trust organized in 1985. The Trust has changed its name several times during the past five years. The Trust was previously known as MFS Government Mortgage Fund (prior to June 2, 1995), MFS Government Income Plus Fund (prior to March 1, 1993), MFS Government Income Plus Trust (prior to August 3, 1992) and MFS Government Securities Trust (after December 7, 1990).

"MFS" or the "Adviser" — Massachusetts Financial Services Company, a Delaware corporation.

"MFD" — MFS Fund Distributors, Inc., a Delaware corporation.

"MFSC" — MFS Service Center, Inc., a Delaware corporation.

"Prospectus" — The Prospectus of the Fund, dated October 1, 2000, as amended or supplemented from time to time.

II MANAGEMENT OF THE FUND

The Fund
The Fund is a diversified series of the Trust. This means that, with respect to 75% of its total assets, the Fund may not (1) purchase more than 10% of the outstanding voting securities of any one issuer, or (2) purchase securities of any issuer if as a result more than 5% of the Fund's total assets would be invested in that issuer's securities. This limitation does not apply to obligations of the U.S. Government or its agencies or instrumentalities. The Trust is an open-end management investment company.

The Fund and its Adviser and Distributor have adopted a code of ethics as required under the Investment Company Act of 1940 ("the 1940 Act"). Subject to certain conditions and restrictions, this code permits personnel subject to the code to invest in securities for their own accounts, including securities that may be purchased, held or sold by the Fund. Securities transactions by some of these persons may be subject to prior approval of the Adviser's Compliance Department. Securities transactions of certain personnel are subject to quarterly reporting and review requirements. The code is on public file with, and is available from, the SEC. See the back cover of the prospectus for information on obtaining a copy.

Trustees and Officers — Identification and Background
The identification and background of the Trustees and officers of the Trust are set forth in Appendix A of this Part I.

Trustee Compensation
Compensation paid to the non-interested Trustees and to Trustees who are not officers of the Trust, for certain specified periods, is set forth in Appendix B of this Part I.

Affiliated Service Provider Compensation
Compensation paid by the Fund to its affiliated service providers — to MFS, for investment advisory and administrative services, and to MFSC, for transfer agency services — for certain specified periods is set forth in Appendix C to this Part I.

III SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges
Sales charges paid in connection with the purchase and sale of Fund shares for certain specified periods are set forth in Appendix D to this Part I, together with the Fund's schedule of dealer reallowances.

Distribution Plan Payments
Payments made by the Fund under the Distribution Plan for its most recent fiscal year end are set forth in Appendix D to this Part I.

IV PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage commissions paid by the Fund for certain specified periods, and information concerning purchases by the Fund of securities issued by its regular broker-dealers for its most recent fiscal year, are set forth in Appendix E to this Part I.

Broker-dealers may be willing to furnish statistical, research and other factual information or services ("Research") to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers, on behalf of the fund. The Trustees (together with the Trustees of certain other MFS funds) have directed the Adviser to allocate a total of $43,800 of commission business from certain MFS funds including the Fund to the Pershing Division of Donaldson Lufkin & Jenrette as consideration for the annual renewal of certain publications provided by Lipper Inc. (which provides information useful to the Trustees in reviewing the relationship between the fund and the Adviser).

V SHARE OWNERSHIP

Information concerning the ownership of Fund shares by Trustees and officers of the Trust as a group, by investors who control the Fund, if any, and by investors who own 5% or more of any class of Fund shares, if any, is set forth in Appendix F to this Part I.

VI PERFORMANCE INFORMATION

Performance information, as quoted by the Fund in sales literature and marketing materials, is set forth in Appendix G to this Part I.

VII INVESTMENT TECHNIQUES, PRACTICES, RISKS AND RESTRICTIONS

Investment Techniques, Practices and Risks

The investment objective and principal investment policies of the Fund are described in the Prospectus. In pursuing its investment objective and principal investment policies, the Fund may engage in a number of investment techniques and practices, which involve certain risks. These investment techniques and practices, which may be changed without shareholder approval unless indicated otherwise, are identified in Appendix A to the Prospectus, and are more fully described, together with their associated risks, in Part II of this SAI. The following percentage limitations apply to these investment techniques and practices:

- Emerging Markets Securities may not exceed 10% of the Fund's net assets

- Lower Rated Bonds up to (but not including) 20% of net assets

- Lending of Portfolio Securities may not exceed 30% of the Fund's net assets

Investments in any single country may not exceed 50% of the Fund's net assets.

Investment Restrictions

The Fund has adopted the following restrictions which cannot be changed without the approval of the holders of a majority of the Fund's shares (which, as used in this SAI, means the lesser of (i) more than 50% of the outstanding shares of the Trust or the Fund or class, as applicable, or (ii) 67% or more of the outstanding shares of the Trust or the Fund or class, as applicable, present at a meeting at which holders of more than 50% of the outstanding shares of the Trust or the Fund or class, as applicable, are represented in person or by proxy). Except for investment policy and nonfundamental investment policy, these investment restrictions and policies are adhered to at the time of purchase or utilization of assets; a subsequent change in circumstances will not be considered to result in a violation of policy. In the event of a violation of nonfundamental investment policy (1), the Fund will reduce the percentage of its assets invested in illiquid investments in due course, taking into account the best interests of shareholders.

The Fund may not:

(1) borrow amounts in excess of 33⅓% of its assets including amounts borrowed;

(2) underwrite securities issued by other persons except insofar as the Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security;

(3) purchase or sell real estate (including limited partnership interests but excluding securities secured by real estate or interests therein and securities of companies, such as real estate investment trusts, which deal in real estate or interests therein), interests in oil, gas or mineral leases, commodities or commodity contracts (excluding Options, Options on Futures Contracts, Options on Stock Indices, Options on Foreign Currency and any other type of option, Futures Contracts, any other type of futures contract, and Forward Contracts) in the ordinary course of its business. The Fund reserves the freedom of action to hold and sell real estate, mineral leases, commodities or commodity contracts (including Options, Options on Futures Contracts, Options on Stock Indices, Options on Foreign Currency and any other type of option, Futures Contracts, any other type of futures contract, and Forward Contracts) acquired as a result of the ownership of securities;

(4) issue any senior securities except as permitted by the Investment Company Act of 1940, as amended, (the "1940 Act"). For purposes of this restriction, collateral arrangements with respect to any type of option (including Options on Futures Contracts, Options, Options on Stock Indices and Options on Foreign Currencies), any type of swap agreement, Forward Contracts, Futures Contracts, any other type of futures contract, and collateral arrangements with respect to initial and variation margin are not deemed to be the issuance of a senior security;

(5) make loans to other persons. For these purposes, the purchase of short-term commercial paper, the purchase of a portion or all of an issue of debt securities, the lending of portfolio securities, or the investment of the Fund's assets in repurchase agreements, shall not be considered the making of a loan; or

(6) purchase any securities of an issuer of a particular industry, if as a result, more than 25% of its assets would be invested in securities of issuers whose principal business activities are in the same industry (except obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements collateralized by such obligations).

In addition, the Fund has the following nonfundamental policies which may be changed without shareholder approval. The Fund will not:

(1) invest in illiquid investments, including securities subject to legal or contractual restrictions on resale or for which there is no readily available market (e.g.,

trading in the security is suspended, or, in the case of unlisted securities, where no market exists), if more than 15% of the Fund's net assets (taken at market value) would be invested in such securities. Repurchase agreements maturing in more than seven days will be deemed to be illiquid for purposes of the Fund's limitation on investment in illiquid securities. Securities that are not registered under the Securities Act of 1933, as amended, and sold in reliance on Rule 144A thereunder, but are determined to be liquid by the Trust's Board of Trustees (or its delegate), will not be subject to this 15% limitation;

(2) invest more than 10% of the value of the Fund's net assets, valued at the lower of cost or market, in warrants. Included within such amount may be warrants which are not listed on the New York or American Stock Exchange. Warrants acquired by the Fund in units or attached to securities may be deemed to be without value;

(3) invest for the purpose of exercising control of management;

(4) purchase securities issued by any other investment company in excess of the amount permitted by the 1940 Act, except when such purchase is part of a plan of merger or consolidation;

(5) purchase or retain securities of an issuer, any of whose officers, directors, trustees or security holders is an officer or Trustee of the Fund, or is an officer or a director of the investment adviser of the Fund, if one or more such persons also owns beneficially more than 0.5% of the securities of such issuer, and such persons owning more than 0.5% of such securities together own beneficially more than 5% of such securities;

(6) purchase any securities or evidences of interest therein on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of any transaction and except that the Fund may make margin deposits in connection with any type of option (including Options on Futures Contracts, Options, Options on Stock Indices and Options on Foreign Currencies), any type of swap agreement, any type of futures contract (including Futures Contracts) and Forward Contracts;

(7) sell any security which the Fund does not own unless by virtue of its ownership of other securities, the Fund has at the time of sale a right to obtain securities without payment of further consideration equivalent in kind and amount to the securities sold and provided that if such right is conditional, the sale is made upon the same conditions;

(8) invest more than 5% of its gross assets in companies which, including predecessors, controlling persons, sponsoring entities, general partners and guarantors, have a record of less than three years' continuous operation or relevant business experience

(9) pledge, mortgage or hypothecate in excess of 33⅓% of its gross assets. For purposes of this restriction, collateral arrangements with respect to any type of option (including Options on Futures Contracts, Options, Options on Stock Indices and Options on Foreign Currencies), any type of swap agreement, any type of futures contract (including Futures Contracts), Forward Contracts and payments of initial and variation margin in connection therewith, are not considered a pledge of assets;

(10) borrow, except as a temporary measure for extraordinary or emergency purposes;

(11) purchase or sell any put or call option or any combination thereof, provided that this shall not prevent (a) the purchase, ownership, holding or sale of (i) warrants where the grantor of the warrants is the issuer of the underlying securities, (ii) put or call options or combinations thereof with respect to securities or indexes of securities or (iii) Options on Foreign Currencies, any type of swap agreement or any type of futures contract (including Futures Contracts) or (b) the purchase, ownership, holding or sale of contracts for the future delivery of securities or currencies; or

(12) invest 25% or more of the market value of its total assets in securities of issuers in any one industry.

VIII TAX CONSIDERATIONS

For a discussion of tax considerations, see Part II of this SAI.

IX INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

Ernst & Young LLP are the Fund's independent auditors, providing audit services, tax services, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission.

The Portfolio of Investments and the Statement of Assets and Liabilities at May 31, 2000, the Statement of Operations for the year ended May 31, 2000, the Statement of Changes in Net Assets for the two years ended May 31, 2000, the Notes to Financial Statements and the Report of the Independent Auditors, each of which is included in the Annual Report to Shareholders of the Fund, are incorporated by reference into this SAI in reliance upon the report of Ernst & Young LLP, independent auditors, given upon their authority as experts in accounting and auditing. A copy of the Annual Report accompanies this SAI.

TRUSTEES AND OFFICERS — IDENTIFICATION AND BACKGROUND

The Trustees and officers of the Trust are listed below, together with their principal occupations during the past five years. (Their titles may have varied during that period.)

Trustees

JEFFREY L. SHAMES* Chairman and President (born 6/2/55)
Massachusetts Financial Services Company, Chairman and Chief Executive Officer

J. ATWOOD IVES (born 5/1/36)
Eastern Enterprises (diversified services company), Chairman, Trustee and Chief Executive Officer
Address: Weston, Massachusetts

LAWRENCE T. PERERA (born 6/23/35)
Hemenway & Barnes (attorneys), Partner
Address: Boston, Massachusetts

WILLIAM J. POORVU (born 4/10/35)
Harvard University Graduate School of Business Administration, Adjunct Professor; CBL & Associates Properties, Inc. (real estate investment trust), Director; The Baupost Fund (a mutual fund), Vice Chairman and Trustee
Address: Harvard Business School, Cambridge, Massachusetts

CHARLES W. SCHMIDT (born 3/18/28)
Private investor; IT Group, Inc. (diversified environmental services and consulting), Director
Address: Weston, Massachusetts

ARNOLD D. SCOTT* (born 12/16/42)
Massachusetts Financial Services Company, Senior Executive Vice President and Director

ELAINE R. SMITH (born 4/25/46)
Independent Consultant
Address: Weston, Massachusetts

DAVID B. STONE (born 9/2/27)
North American Management Corp. (investment adviser), Chairman; Eastern Enterprises (diversified services company), Trustee
Address: Boston, Massachusetts

Officers

JAMES O. YOST,* Treasurer (born 6/12/60)
Massachusetts Financial Services Company, Senior Vice President

STEPHEN E. CAVAN,* Secretary and Clerk (born 11/6/53)
Massachusetts Financial Services Company, Senior Vice President, General Counsel and Secretary

JAMES R. BORDEWICK, JR.,* Assistant Secretary and Assistant Clerk (born 3/6/59) Massachusetts Financial Services Company, Senior Vice President and Associate General Counsel

MARK E. BRADLEY,* Assistant Treasurer (born 11/23/59)
Massachusetts Financial Services Company, Vice President (since March 1997); Putnam Investments, Vice President (prior to March 1997)

LAURA F. HEALY,* Assistant Treasurer (born 3/20/64)
Massachusetts Financial Services Company, Vice President (since December 1996); State Street Bank Fund Administration Group, Assistant Vice President (prior to December 1996)

ELLEN MOYNIHAN,* Assistant Treasurer (born 11/13/57)
Massachusetts Financial Services Company, Vice President (since September 1996); Deloitte & Touche LLP, Senior Manager (until September 1996)

ROBERT R. FLAHERTY,* Assistant Treasurer (born 9/18/63)
Massachusetts Financial Services Company, Vice President (since August 2000); UAM Fund Services, Senior Vice President (since 1996); Chase Global Fund Services, Vice President (1995 to 1996)

---

* "Interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Adviser, whose address is 500 Boylston Street, Boston, Massachusetts 02116.

Each Trustee and officer holds comparable positions with certain MFS affiliates or with certain other funds of which MFS or a subsidiary of MFS is the investment adviser or distributor. Messrs. Shames and Scott, Directors of MFD, and Mr. Cavan, the Secretary of MFD, hold similar positions with certain other MFS affiliates.

TRUSTEE COMPENSATION

The Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust, who currently receive a fee of $500 per year plus $35 per meeting and $30 per committee meeting attended, together with such Trustee's out-of-pocket expenses. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund — Trustee Retirement Plan" in Part II. The Retirement Age under the plan is 73.

Trustee Compensation Table

Trustee	Trustee Fees from Fund[1]	Retirement Benefit Accrued as Part of Fund Expense[1]	Estimated Credited Years of Service[2]	Total Trustee Fees from Fund and Fund Complex[3]
J. Atwood Ives	764	129	13	132,623
Lawrence T. Perera	804	134	12	144,098
William J. Poorvu	819	134	12	141,338
Charles W. Schmidt	799	128	5	137,678
Arnold D. Scott	0	0	0	0
Jeffrey L. Shames	0	0	0	0
Elaine R. Smith	869	145	23	144,098
David B. Stone	935	151	6	151,418

[1] For the fiscal year ended May 31, 2000.

[2] Based upon normal retirement age 73, age 74 for Mr. Stone.

[3] Information provided is provided for calendar year 1999. All Trustees served as Trustees of 34 funds within the MFS fund complex (having aggregate net assets at December 31, 1999, of approximately $58.6 billion) .

Estimated Annual Benefits Payable by Fund Upon Retirement[4]

| Average Trustee Fees | Years of Service | | | |
	3	5	7	10 or more
$ 688	$103	$172	$241	$344
756	113	189	265	378
824	124	206	288	412
892	134	223	312	446
960	144	240	336	480
1,029	154	257	360	514

[4] Other funds in the MFS Fund complex provide similar retirement benefits to the Trustees.

AFFILIATED SERVICE PROVIDER COMPENSATION

The Fund paid compensation to its affiliated service providers over the specified periods as follows:

Fiscal Year Ended	Paid to MFS for Advisory Services	Amount Waived By MFS	Paid to MFS For Administrative Services	Paid to MFSC for Transfer Agency Services	Amount Waived by MFSC	Aggregate Amount Paid To MFS and MFSC
May 31, 2000	$569,536	N/A	$7,788	$58,413	N/A	$635,737
May 31, 1999	$400,986	N/A	$5,172	$45,252	N/A	$451,410
May 31, 1998	$300,817	N/A	$4,379	$37,796	N/A	$342,992

SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges

The following sales charges were paid during the specified periods:

| Fiscal Year End | Class A Initial Sales Charges: | | | CDSC Paid to MFD on: | | |
	Total	Retained By MFD	Reallowed to Dealers	Class A Shares	Class B Shares	Class C Shares
May 31, 2000	$163,962	$19,320	$144,642	$189	$53,581	$ 645
May 31, 1999	$248,014	$30,236	$217,778	$167	$72,691	$1,672
May 31, 1998	$350,968	$14,643	$336,325	$ 59	$53,488	$ 229

Dealer Reallowances

As shown above, MFD pays (or "reallows") a portion of the Class A initial sales charge to dealers. The dealer reallowance as expressed as a percentage of the Class A shares' offering price is:

Amount of Purchase	Percent of Offering Price
Less than $100,000	4.00%
$100,000 but less than $250,000	3.20%
$250,000 but less than $500,000	2.25%
$500,000 but less than $1,000,000	1.70%
$1,000,000 or more	None*

---

* A CDSC will apply to such purchase.

Distribution Plan Payments

During the fiscal year ended May 31, 2000, the Fund made the following Distribution Plan payments:

| Class of Shares | Amount of Distribution and Service Fees: | | |
	Paid By Fund	Retained By MFD	Paid to Dealers
Class A Shares	$145,631	$ 78,841	$66,790
Class B Shares	$255,706	$194,881	$60,825
Class C Shares	$ 36,426	$ 209	$36,217

Distribution plan payments retained by MFD are used to compensate MFD for commissions advanced by MFD to dealers upon sale of fund shares.

PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage Commissions
....

The following brokerage commissions were paid by the Fund during the specified time periods:

Fiscal Year End	Brokerage Commissions Paid by Fund
May 31, 2000	$162,682
May 31, 1999	$153,157
May 31, 1998	$693,400

Securities Issued By Regular Broker-Dealers
....

During the fiscal year ended May 31, 2000, the Fund purchased securities issued by the following regular broker-dealers of the Fund, which had the following values as of May 31, 2000:

Broker-Dealer	Value of Securities As Of May 31, 2000
Goldman Sachs Group, Inc.	$46,344

SHARE OWNERSHIP

Ownership By Trustees and Officers

As of August 31, 2000, the Trustees and officers of the Trust as a group owned less than 1% of any class of the Fund's shares, not including 4683.86 Class I shares of the Fund (which represent 99.86% of the outstanding Class I shares of the Fund) owned of record by certain MFS employee benefit plans for which Messrs. Scott and Shames are Trustees.

25% or Greater Ownership

The following table identifies those investors who own 25% or more of the Fund's shares (all share classes taken together) as of August 31, 2000, and are therefore presumed to control the Fund:

Name and Address of Investor	Jurisdiction of Organization (if a Company)	Percentage Ownership
None		

5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of the Fund's shares as of August 31, 2000:

Name and Address of Investor Ownership	Percentage
Merrill Lynch, Pierce, Fenner and Smith, Inc. for the Sole Benefit of its Customers Attn: Fund Administration 97HK9 4800 Deer Lake Drive E 3rd Floor Jacksonville, FL 32246-6484	6.53% of Class B Shares
Prudential Securities Inc. FBO American Natl Bank & Trust Co TTE Under Tr # 36062008 for Emerald Investments L.P. 40 Skokie Blvd Ste 105 Northbrook, IL 60062-1614	5.56% of Class C Shares
MFS Defined Contribution Plan c/o Chris Charron MFS Investment Management, Inc. 500 Boylston Street, 19th Floor Boston, MA 02116-3740	34.74% of Class I Shares
MFS Defined Contribution Plan c/o Chris Charron MFS Investment Management, Inc. 500 Boylston Street, 19th Floor Boston, MA 02116-3740	30.55% of Class I Shares
MFS Defined Contribution Plan c/o Chris Charron MFS Investment Management, Inc. 500 Boylston Street, 19th Floor Boston, MA 02116-3740	15.87% of Class I Shares

PERFORMANCE INFORMATION

All performance quotations are as of May 31, 2000.

	Average Annual Total Returns		Actual 30-Day Yield (Including Waivers)	30-Day Yield (Without Any Waivers)	Current Distribution Rate†
	1 Year	Life*			
Class A Shares, with initial sales charge (4.75%)	13.89%	8.73%	N/A	N/A	N/A
Class A Shares, at net asset value	19.57%	9.88%	N/A	N/A	N/A
Class B Shares, with CDSC (declining over 6 years from 4% to 0%)	14.97%	9.04%	N/A	N/A	N/A
Class B Shares, at net asset value	18.97%	9.35%	N/A	N/A	N/A
Class C Shares, with CDSC (1% for first year)	17.90%	9.39%	N/A	N/A	N/A
Class C Shares, at net asset value	18.90%	9.39%	N/A	N/A	N/A
Class I Shares, at net asset value	20.19%	10.21%	N/A	N/A	N/A

† Annualized, based upon the last distribution.
* From the commencement of the Fund's investment operations on October 24, 1995.

The Fund commenced investment operations on October 24, 1995 with the offering of class A and B shares and subsequently offered class C shares on July 1, 1996 and class I shares on January 2, 1997. Class C share performance includes the performance of the Fund's class B shares for periods prior to the offering of class C shares. This blended class C share performance has been adjusted to take into account the CDSC applicable to class C shares, rather than the CDSC applicable to class B shares. This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class B and C shares are similar, this blended class C share performance is similar to what performance of class C shares would have been had class C shares been offered for the entire period.

Class I share performance includes the performance of the Fund's class A shares for periods prior to the offering of class I shares. This blended class I share performance has been adjusted to take into account the fact that class I shares have no initial sales charge (load). This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class I shares are lower than those of class A shares, this blended class I share performance is lower than the performance of class I shares would have been had class I shares been offered for the entire period.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.

Prospectus

Class A Shares
Class B Shares
Class C Shares

This Prospectus describes the MFS International Growth Fund. The investment objective of the fund is capital appreciation.

The Securities and Exchange Commission has not approved the fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

MFS® INTERNATIONAL GROWTH FUND

OCTOBER 1, 2000

TABLE OF CONTENTS

Page

I   Risk Return Summary **1**

II   Expense Summary **6**

III   Certain Investment Strategies and Risks **8**

IV   Management of the Fund **9**

V   Description of Share Classes **10**

VI   How to Purchase, Exchange and Redeem Shares **14**

VII   Investor Services and Programs **18**

VIII   Other Information **20**

IX   Financial Highlights **23**

       Appendix A — Investment Techniques and Practices **A-1**

I   RISK RETURN SUMMARY

▶ Investment Objective

The fund's investment objective is capital appreciation. The fund's objective may be changed without shareholder approval.

▶ Principal Investment Policies

The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of foreign (including emerging market) issuers. The fund focuses on companies that its investment adviser, Massachusetts Financial Services Company, (referred to as MFS or the adviser), believes have above average growth potential. While the fund may invest in companies of any size, the fund generally focuses on foreign companies with larger market capitalizations. The fund's investments may include securities traded in the over-the-counter markets. Under normal market conditions, the fund invests in at least three different countries.

A company's principal activities are determined to be located in a particular country if the company (a) is organized under the laws of, and maintains a principal office in a country, (b) has its principal securities trading market in a country, (c) derives 50% of its total revenues from goods or services performed in the country, or (d) has 50% or more of its assets in the country.

MFS uses a bottom-up, as opposed to a top-down, investment style in managing the equity-oriented funds (such as the fund) it advises. This means that securities are selected based upon fundamental analysis performed by the fund's portfolio manager and MFS' large group of equity research analysts.

MFS looks particularly for companies which demonstrate:

- a strong franchise, strong cash flows and a recurring revenue stream;
- a solid industry position, where there is
    - ▶ potential for high profit margins and
    - ▶ substantial barriers to new entry in the industry;
- a strong management team with a clearly defined strategy; and
- a catalyst that may accelerate growth.

The fund has and may engage in active and frequent trading to achieve its investment objective.

▶ Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. The share price

of the fund generally changes daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Market Risk:* This is the risk that the price of a security held by the fund will fall due to changing economic, political or market conditions or disappointing earnings results.

- *Company Risk:* Prices of securities react to the economic condition of the company that issued the security. The fund's equity investments in an issuer may rise and fall based on the issuer's actual and anticipated earnings, changes in management and the potential for takeovers and acquisitions.

- *Foreign Markets Risk:* Investing in foreign securities involves risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:

  ► These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.

  ► Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

  ► Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.

  ► Foreign markets may be less liquid and more volatile than U.S. markets.

  ► Foreign securities often trade in currencies other than the U.S. dollar, and the fund may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect the fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the fund's foreign currency holdings. By entering into forward foreign currency exchange contracts, the fund may be required to forego the benefits of advantageous changes in exchange rates and, in the case of forward contracts entered into for the purpose of increasing return, the fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts involve the risk that the party with which the fund enters the contract may fail to perform its obligations to the fund.

- *Emerging Markets Risk:* Emerging markets are generally defined as countries in the initial stages of their industrialization cycles with low per capita income. The markets of emerging markets countries are generally more volatile than the markets of developed countries with more mature economies. These markets often have provided significantly higher or lower rates of return than developed markets, and significantly greater risks, to investors. All of the risks of investing in foreign securities are heightened by investing in emerging markets countries.

- *Concentration:* The fund may invest a substantial amount of its assets in issuers located in a single country or a limited number of countries. If the fund concentrates its investments in this manner, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance. The fund's investment performance may also be more volatile if it concentrates its investments in certain countries, especially emerging market countries.

- *Growth Companies Risk:* This is the risk that the prices of growth company securities held by the fund will fall to a greater extent than the overall foreign equity markets (e.g., as represented by the Morgan Stanley Capital International EAFE Index) due to changing economic, political or market conditions or disappointing growth company earnings results.

- *Large Cap Companies Risk:* Large cap companies tend to go in and out of favor based on market and economic conditions. Large cap companies tend to be less volatile than companies with smaller market capitalizations. In exchange for this potentially lower risk, the fund's value may not rise as much as the value of funds that emphasize smaller cap companies.

- *Over-the-Counter Risk:* Over-the-counter (OTC) transactions involve risks in addition to those associated with transactions in securities traded on exchanges. OTC-listed companies may have limited product lines, markets or financial resources. Many OTC stocks trade less frequently and in smaller volume than exchange-listed stocks. The values of these stocks may be more volatile than exchange-listed stocks, and the fund may experience difficulty in purchasing or selling these securities at a fair price.

- *Active or Frequent Trading Risk:* The fund has engaged and may engage in active and frequent trading to achieve its principal investment strategies. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase your tax liability. Frequent trading also increases transaction costs, which could detract from the fund's performance.

- As with any mutual fund, you could lose money on your investment in the fund.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

3

▶ Bar Chart and Performance Table

The bar chart and performance table below are intended to indicate some of the risks of investing in the fund by showing changes in the fund's performance over time. The performance table also shows how the fund's performance over time compares with that of one or more broad measures of market performance. The chart and table provide past performance information. The fund's past performance does not necessarily indicate how the fund will perform in the future. The performance information in the chart and table is based upon calendar year periods, while the performance information presented under the caption "Financial Highlights" and in the fund's shareholder reports is based upon the fund's fiscal year. Therefore, these performance results differ.

Bar Chart

The bar chart shows changes in the annual total returns of the fund's class A shares. The chart and related notes do not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund's shares, but do include the reinvestment of distributions. Any sales charge will reduce your return. The return of the fund's other classes of shares will differ from the class A returns shown in the bar chart, depending upon the expenses of those classes.



The total return for the six-month period ended June 30, 2000 was (0.49%). During the period shown in the bar chart, the highest quarterly return was 26.61% (for the calendar quarter ended December 31, 1999) and the lowest quarterly return was (17.46)% (for the calendar quarter ended September 30, 1998).

4

Performance Table

This table shows how the average annual total returns of each class of the fund compares to a broad measure of market performance and indicators and assumes the reinvestment of distributions.

Average Annual Total Returns as of December 31, 1999

	1 Year	Life*
Class A shares	26.18%	8.06%
Class B shares	27.76%	8.37%
Class C shares	30.73%	8.81%
Morgan Stanley Capital International (MSCI) Europe, Australasia, Far East (EAFE) Index†**	27.30%	14.82%
Lipper International Fund Index††@	40.88%	16.79%
Average international funds††	37.83%	17.83%

---

* Fund performance figures are for the period from the commencement of the fund's investment operations, October 24, 1995, through December 31, 1999. Index and Lipper average returns are from November 1, 1995.

† Source: Standard & Poor's Micropal, Inc.

†† Source: Lipper Inc.

** The MSCI EAFE is a broad based, unmanaged, market-capitalization-weighted total return index which measures the performance of the same developed-country global stock markets included in the MSCI World Index, excluding the United States, Canada and the South African mining component.

@ The Lipper Mutual Fund Indices are unmanaged, net-asset-value-weighted indices of the largest qualifying mutual funds within their respective investment objectives, adjusted for the reinvestment of capital gain distributions and income dividends.

Class A share performance takes into account the deduction of the 4.75% maximum sales charge. Class B share performance takes into account the deduction of the applicable contingent deferred sales charge (referred to as a CDSC), which declines over six years from 4% to 0%. Class C share performance takes into account the deduction of the 1% CDSC.

The fund commenced investment operations on October 24, 1995 with the offering of class A and class B shares and subsequently offered class C shares on July 1, 1996. Class C share performance includes the performance of the fund's class B shares for periods prior to the offering of class C shares. This blended class C share performance has been adjusted to take into account the CDSC applicable to class C shares, rather than the CDSC applicable to class B shares. This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class B and C shares are similar this blended class C share performance is also similar to what the performance of class C shares would have been had class C shares been offered for the entire period.

▶ Expense Table

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment)

	Class A	Class B	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) ..	4.75%	0.00%	0.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	See Below[1]	4.00%	1.00%

Annual Fund Operating Expenses (expenses that are deducted from fund assets)[2]

	Class A	Class B	Class C
Management Fees	0.975%	0.975%	0.975%
Distribution and Service (12b-1) Fees[3]........	0.50%	1.00%	1.00%
Other Expenses	0.56%	0.56%	0.56%
Total Annual Fund Operating Expenses........	2.04%	2.54%	2.54%
Fee Waiver[4]	(0.075)%	(0.075)%	(0.075)%
Net Expenses[5]	1.96%	2.46%	2.46%

(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in this case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) All expenses, other than "Management Fees" are rounded to two decimal places.

(3) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser (referred to as distribution and service fees).

(4) MFS has contractually agreed to reduce its management fee to 0.90% of average daily net assets annually. This contractual fee arrangement will remain in effect until at least October 1, 2001, absent an earlier modification approved by the board of trustees which oversees this fund.

(5) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. The fund may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account "Total Annual Fund Operating Expenses" would have been 1.95%, for Class A, 2.45% for Class B and 2.45% for Class C.

▶ Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;
- Your investment has a 5% return each year and dividends and other distributions are reinvested; and
- The fund's operating expenses remain the same except that the fund's total operating expenses are assumed to be the fund's "Net Expenses" for the first year and the fund's "Total Annual Fund Operating Expenses" for the subsequent years (see Expense Table above).

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A shares	$665	$1,061	$1,482	$2,652
Class B shares[1]				
Assuming redemption at end of period	$649	$1,067	$1,511	$2,673
Assuming no redemption	$249	$1,067	$1,511	$2,673
Class C shares				
Assuming redemption at end of period	$249	$ 767	$1,311	$2,673
Assuming no redemption	$349	$ 767	$1,311	$2,796

(1) Class B shares convert to Class A shares approximately eight years after purchase; therefore, years nine and ten reflect Class A expenses.

▶ Further Information on Investment Strategies and Risks

The fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which the fund may engage, including the principal investment techniques and practices described above, are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the fund's Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

▶ Temporary Defensive Policies

In addition, the fund may depart from its principal investment strategies by temporarily investing for defensive purposes when adverse market, economic or political conditions exist. While the fund invests defensively, it may not be able to pursue its investment objective. The fund's defensive investment position may not be effective in protecting its value.

IV   MANAGEMENT OF THE FUND

▶ Investment Adviser

Massachusetts Financial Services Company (referred to as MFS or the adviser) is the fund's investment adviser. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $163.20 billion as of August 31, 2000. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

MFS provides investment management and related administrative services and facilities to the fund, including portfolio management and trade execution. For these services the fund pays MFS an annual management fee of 0.975% of the first $500 million of the average daily net assets of the fund and 0.925% thereafter. For the fund's fiscal year ended May 31, 2000, the fund paid MFS an aggregate management fee equal to 0.90% of the average daily net assets of the fund. The Adviser has agreed to reduce this fee as set forth in the "Expense Summary" above.

▶ Portfolio Manager

David R. Mannheim, a Senior Vice President of MFS, has been employed in the investment management area of MFS since 1988. Mr. Mannheim became the portfolio manager of the fund in 1997.

▶ Administrator

MFS provides the fund with certain financial, legal, compliance, shareholder communications and other administrative services. MFS is reimbursed by the fund for a portion of the costs it incurs in providing these services.

▶ Distributor

MFS Fund Distributors, Inc. (referred to as MFD), a wholly owned subsidiary of MFS, is the distributor of shares of the fund.

▶ Shareholder Servicing Agent

MFS Service Center, Inc. (referred to as MFSC), a wholly owned subsidiary of MFS, performs transfer agency and certain other services for the fund, for which it receives compensation from the fund.

V   DESCRIPTION OF SHARE CLASSES

The fund offers class A, B and C shares through this prospectus. The fund also offers an additional class of shares, class I shares, exclusively to certain institutional investors. Class I shares are made available through a separate prospectus supplement provided to institutional investors eligible to purchase them.

▶ Sales Charges

You may be subject to an initial sales charge when you purchase, or a CDSC when you redeem, class A, B or C shares. These sales charges are described below. In certain circumstances, these sales charges are waived. These circumstances are described in the SAI. Special considerations concerning the calculation of the CDSC that apply to each of these classes of shares are described below under the heading "Calculation of CDSC."

If you purchase your fund shares through a financial adviser (such as a broker or bank), the adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and distribution and service fees, or from MFS or MFD. These commissions and concessions are described in the SAI.

▶ Class A Shares

You may purchase class A shares at net asset value plus an initial sales charge (referred to as the offering price), but in some cases you may purchase class A shares without an initial sales charge but subject to a 1% CDSC upon redemption within one year. Class A shares have annual distribution and service fees up to a maximum of 0.50% of net assets annually.

Purchases Subject to an Initial Sales Charge. The amount of the initial sales charge you pay when you buy class A shares differs depending upon the amount you invest, as follows:

Amount of Purchase	Sales Charge* as Percentage of:	
	Offering Price	Net Amount Invested
Less than $100,000	4.75%	4.99
$100,000 but less than $250,000	4.00	4.17
$250,000 but less than $500,000	2.95	3.04
$500,000 but less than $1,000,000	2.20	2.25
$1,000,000 or more	None**	None**

----

*   Because of rounding in the calculation of offering price, actual sales charges you pay may be more or less than those calculated using these percentages.

**   A 1% CDSC will apply to such purchases, as discussed below.

Purchases Subject to a CDSC (but not an initial sales charge). You pay no initial sales charge when you invest $1 million or more in class A shares. However, a CDSC of 1% will be deducted from your redemption proceeds if you redeem within 12 months of your purchase.

In addition, purchases made under the following four categories are not subject to an initial sales charge. However, a CDSC of 1% will be deducted from redemption proceeds if the redemption is made within 12 months of purchase:

- Investments in class A shares by certain retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (referred to as ERISA), if, prior to July 1, 1996

  ▶ the plan had established an account with MFSC; and

  ▶ the sponsoring organization had demonstrated to the satisfaction of MFD that either;

    + the employer had at least 25 employees; or

    + the total purchases by the retirement plan of class A shares of the MFS Family of Funds (referred to as the MFS funds) would be in the amount of at least $250,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the retirement plan and/or sponsoring organization participates in the MFS Corporate Plan Services 401(k) Plan or any similar recordkeeping system made available by MFSC (referred to as the MFS participant recordkeeping system);

  ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

  ▶ the total purchases by the retirement plan (or by multiple plans maintained by the same plan sponsor) of class A shares of the MFS funds will be in the amount of at least $500,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

  ▶ the plan has, at the time of purchase, either alone or in aggregate with other plans maintained by the same plan sponsor a market value of $500,000 or more invested in shares of any class or classes of the MFS Funds.

  The retirement plans will qualify under this category only if the plans or their sponsoring organization inform MFSC prior to the purchases that the plans have a market value of $500,000 or more invested in shares of any class or classes of the MFS funds; MFSC has no obligation independently to determine whether such plans qualify under this category.

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the plan established an account with MFSC between July 1, 1997 and December 31, 1999;

  ▶ the plan records are maintained on a pooled basis by MFSC; and

  ▶ the sponsoring organization demonstrates to the satisfaction of MFD that, at the time of purchase, the employer has at least 200 eligible employees and the plan has aggregate assets of at least $2,000,000.

▶ Class B Shares

You may purchase class B shares at net asset value without an initial sales charge, but if you redeem your shares within the first six years you may be subject to a CDSC (declining from 4.00% during the first year to 0% after six years). Class B shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually.

The CDSC is imposed according to the following schedule:

Year of Redemption After Purchase	Contingent Deferred Sales Charge
First	4%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and following	0%

If you hold class B shares for approximately eight years, they will convert to class A shares of the fund. All class B shares you purchased through the reinvestment of dividends and distributions will be held in a separate sub-account. Each time any class B shares in your account convert to class A shares, a proportionate number of the class B shares in the sub-account will also convert to class A shares.

▶ Class C Shares

You may purchase class C shares at net asset value without an initial sales charge, but if you redeem your shares within the first year you may be subject to a CDSC of 1.00%. Class C shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually. Class C shares do not convert to any other class of shares of the fund.

▶ Calculation of CDSC

As discussed above, certain investments in class A, B and C shares will be subject to a CDSC. Three different aging schedules apply to the calculation of the CDSC:

- Purchases of class A shares made on any day during a calendar month will age one month on the last day of the month, and each subsequent month.

- Purchases of class C shares, and purchases of class B shares on or after January 1, 1993, made on any day during a calendar month will age one year at the close of business on the last day of that month in the following calendar year, and each subsequent year.

- Purchases of class B shares prior to January 1, 1993 made on any day during a calendar year will age one year at the close of business on December 31 of that year, and each subsequent year.

No CDSC is assessed on the value of your account represented by appreciation or additional shares acquired through the automatic reinvestment of dividends or capital gain distributions. Therefore, when you redeem your shares, only the value of the shares in excess of these amounts (i.e., your direct investment) is subject to a CDSC.

The CDSC will be applied in a manner that results in the CDSC being imposed at the lowest possible rate, which means that the CDSC will be applied against the lesser of your direct investment or the total cost of your shares. The applicability of a CDSC will not be affected by exchanges or transfers of registration, except as described in the SAI.

▶ Distribution and Service Fees

The fund has adopted a plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser. These annual distribution and service fees may equal up to 0.50% for class A shares (a 0.25% distribution and a 0.25% service fee) and 1.00% for each of class B and class C shares (a 0.75% distribution fee and a 0.25% service fee), and are paid out of the assets of these classes. Over time, these fees will increase the cost of your shares and may cost you more than paying other types of sales charges.

VI   HOW TO PURCHASE, EXCHANGE AND REDEEM SHARES

You may purchase, exchange and redeem class A, B and C shares of the fund in the manner described below. In addition, you may be eligible to participate in certain investor services and programs to purchase, exchange and redeem these classes of shares, which are described in the next section under the caption "Investor Services and Programs."

▶ How to Purchase Shares

Initial Purchase. You can establish an account by having your financial adviser process your purchase. The minimum initial investment is $1,000. However, in the following circumstances the minimum initial investment is only $50 per account:

- if you establish an automatic investment plan;

- if you establish an automatic exchange plan; or

- if you establish an account under either:

    ▶ tax-deferred retirement programs (other than IRAs) where investments are made by means of group remittal statements; or

    ▶ employer sponsored investment programs.

The minimum initial investment for IRAs is $250 per account. The maximum investment in class C shares is $1,000,000 per transaction. Class C shares are not available for purchase by any retirement plan qualified under Section 401(a) or 403(b) of the Internal Revenue Code if the plan or its sponsor subscribes to certain recordkeeping services made available by MFSC, such as the MFS Corporate Plan Services 401(k) Plan.

Adding to Your Account. There are several easy ways you can make additional investments of at least $50 to your account:

- send a check with the returnable portion of your statement;

- ask your financial adviser to purchase shares on your behalf;

- wire additional investments through your bank (call MFSC first for instructions); or

- authorize transfers by phone between your bank account and your MFS account (the maximum purchase amount for this method is $100,000). You must elect this privilege on your account application if you wish to use it.

▶ How to Exchange Shares

You can exchange your shares for shares of the same class of certain other MFS funds at net asset value by having your financial adviser process your exchange request or by contacting MFSC directly. The minimum exchange amount is generally $1,000 ($50 for exchanges made under the automatic exchange plan). Shares otherwise subject to a CDSC will not be charged a CDSC in an exchange. However, when you redeem the shares

acquired through the exchange, the shares you redeem may be subject to a CDSC, depending upon when you originally purchased the shares you exchanged. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

Sales charges may apply to exchanges made from the MFS money market funds. Certain qualified retirement plans may make exchanges between the MFS funds and the MFS Fixed Fund, a bank collective investment fund, and sales charges may also apply to these exchanges. Call MFSC for information concerning these sales charges.

Exchanges may be subject to certain limitations and are subject to the MFS funds' policies concerning excessive trading practices which are policies designed to protect the funds and their shareholders from the harmful effect of frequent exchanges. These limitations are described below under the captions "Right to Reject or Restrict Purchase and Exchange Orders" and "Excessive Trading Practices." You should read the prospectus of the MFS fund into which you are exchanging and consider the differences in objectives, policies and rules before making any exchange.

▶ How to Redeem Shares

You may redeem your shares either by having your financial adviser process your redemption or by contacting MFSC directly. The fund sends out your redemption proceeds within seven days after your request is received in good order. "Good order" generally means that the stock power, written request for redemption, letter of instruction or certificate must be endorsed by the record owner(s) exactly as the shares are registered. In addition, you need to have your signature guaranteed and/or submit additional documentation to redeem your shares. See "Signature Guarantee/Additional Documentation" below, or contact MFSC for details (see back cover page for address and phone number).

Under unusual circumstances such as when the New York Stock Exchange is closed, trading on the Exchange is restricted or if there is an emergency, the fund may suspend redemptions or postpone payment. If you purchased the shares you are redeeming by check, the fund may delay the payment of the redemption proceeds until the check has cleared, which may take up to 15 days from the purchase date.

Redeeming Directly Through MFSC

- **By telephone.** You can call MFSC to have shares redeemed from your account and the proceeds wired or mailed (depending on the amount redeemed) directly to a pre-designated bank account. MFSC will request personal or other information from you and will generally record the calls. MFSC will be responsible for losses that result from unauthorized telephone transactions if it does not follow reasonable procedures designed to verify your identity. You must elect this privilege on your account application if you wish to use it.

- **By mail.** To redeem shares by mail, you can send a letter to MFSC with the name of your fund, your account number, and the number of shares or dollar amount to be sold.

Redeeming Through Your Financial Adviser. You can call your financial adviser to process a redemption on your behalf. Your financial adviser will be responsible for furnishing all necessary documents to MFSC and may charge you for this service.

Signature Guarantee/Additional Documentation. In order to protect against fraud, the fund requires that your signature be guaranteed in order to redeem your shares. Your signature may be guaranteed by an eligible bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency, or savings association. MFSC may require additional documentation for certain types of registrations and transactions. Signature guarantees and this additional documentation shall be accepted in accordance with policies established by MFSC, and MFSC may make certain de minimis exceptions to these requirements.

▶ Other Considerations

Right to Reject or Restrict Purchase and Exchange Orders. Purchases and exchanges should be made for investment purposes only. The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed. When a fund determines that the level of exchanges on any day may be harmful to its remaining shareholders, the fund may delay the payment of exchange proceeds for up to seven days to permit cash to be raised through the orderly liquidation of its portfolio securities to pay the redemption proceeds. In this case, the purchase side of the exchange will be delayed until the exchange proceeds are paid by the redeeming fund.

Excessive Trading Practices. The MFS Funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

Reinstatement Privilege. After you have redeemed shares, you have a one-time right to reinvest the proceeds within 90 days of the redemption at the current net asset value (without an initial sales charge). If the redemption involved a CDSC, your account will be credited with the appropriate amount of the CDSC paid; however, your new shares will be subject to a CDSC which will be determined from the date you originally purchased the shares redeemed. This privilege applies to shares of the MFS money market funds only under certain circumstances.

In-kind Distributions. The MFS funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that the fund makes an in-kind distribution, you could incur the brokerage and transaction charges when converting the securities to cash. The fund does not expect to make in-kind distributions, and if it does, the fund will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the fund's net assets, whichever is less.

Involuntary Redemptions/Small Accounts. Because it is costly to maintain small accounts, the MFS funds have generally reserved the right to automatically redeem shares and close your account when it contains less than $500 due to your redemptions or exchanges. Before making this automatic redemption, you will be notified and given 60 days to make additional investments to avoid having your shares redeemed.

As a shareholder of the fund, you have available to you a number of services and investment programs. Some of these services and programs may not be available to you if your shares are held in the name of your financial adviser or if your investment in the fund is made through a retirement plan.

▶ Distribution Options

The following distribution options are generally available to all accounts and you may change your distribution option as often as you desire by notifying MFSC:

- Dividend and capital gain distributions reinvested in additional shares (this option will be assigned if no other option is specified);

- Dividend distributions in cash; capital gain distributions reinvested in additional shares; or

- Dividend and capital gain distributions in cash.

Reinvestments (net of any tax withholding) will be made in additional full and fractional shares of the same class of shares at the net asset value as of the close of business on the record date. Distributions in amounts less than $10 will automatically be reinvested in additional shares of the fund. If you have elected to receive distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from MFSC with regard to uncashed distribution checks, your distribution option will automatically be converted to having all distributions reinvested in additional shares. Your request to change a distribution option must be received by MFSC by the record date for a distribution in order to be effective for that distribution. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

▶ Purchase and Redemption Programs

For your convenience, the following purchase and redemption programs are made available to you with respect to class A, B and C shares, without extra charge:

Automatic Investment Plan. You can make cash investments of $50 or more through your checking account or savings account on any day of the month. If you do not specify a date, the investment will automatically occur on the first business day of the month.

Automatic Exchange Plan. If you have an account balance of at least $5,000 in any MFS fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic monthly or quarterly exchanges from your account in an MFS fund for shares of the same class of shares of other MFS funds. You may make exchanges of at least $50 to up to six different funds under this plan. Exchanges will generally be made at net asset value without any sales charges. If you exchange shares out of the MFS Money Market Fund or MFS Government Money Market

Fund, or if you exchange class A shares out of the MFS Cash Reserve Fund, into class A shares of any other MFS fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

Reinvest Without a Sales Charge. You can reinvest dividend and capital gain distributions into your account without a sales charge to add to your investment easily and automatically.

Distribution Investment Program. You may purchase shares of any MFS fund without paying an initial sales charge or a CDSC upon redemption by automatically reinvesting a minimum of $50 of dividend and capital gain distributions from the same class of another MFS fund.

Letter of Intent (LOI). If you intend to invest $100,000 or more in the MFS funds (including the MFS Fixed Fund) within 13 months, you may buy class A shares of the funds at the reduced sales charge as though the total amount were invested in class A shares in one lump sum. If you intend to invest $1 million or more under this program, the time period is extended to 36 months. If the intended purchases are not completed within the time period, shares will automatically be redeemed from a special escrow account established with a portion of your investment at the time of purchase to cover the higher sales charge you would have paid had you not purchased your shares through this program.

Right of Accumulation. You will qualify for a lower sales charge on your purchases of class A shares when your new investment in class A shares, together with the current (offering price) value of all your holdings in the MFS funds (including the MFS Fixed Fund), reaches a reduced sales charge level.

Systematic Withdrawal Plan. You may elect to automatically receive (or designate someone else to receive) regular periodic payments of at least $100. Each payment under this systematic withdrawal is funded through the redemption of your fund shares. For class B and C shares, you can receive up to 10% (15% for certain IRA distributions) of the value of your account through these payments in any one year (measured at the time you establish this plan). You will incur no CDSC on class B and C shares redeemed under this plan. For class A shares, there is no similar percentage limitation; however, you may incur the CDSC (if applicable) when class A shares are redeemed under this plan.

▶ Pricing of Fund Shares

The price of each class of the fund's shares is based on its net asset value. The net asset value of each class of shares is determined at the close of regular trading each day that the New York Stock Exchange is open for trading (generally, 4:00 p.m., Eastern time) (referred to as the valuation time.) The New York Stock Exchange is closed on most national holidays and Good Friday. To determine net asset value, the fund values its assets at current market values, or at fair value as determined by the Adviser under the direction of the Board of Trustees that oversees the fund if current market values are unavailable. Fair value pricing may be used by the fund when current market values are unavailable or when an event occurs after the close of the exchange on which the fund's portfolio securities are principally traded that is likely to have changed the value of the securities. The use of fair value pricing by the fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values.

You will receive the net asset value next calculated, after the deduction of applicable sales charges and any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

- the valuation time, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or

- MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time.

The fund invests in certain securities which are primarily listed on foreign exchanges that trade on weekends and other days when the fund does not price its shares. Therefore, the value of the fund's shares may change on days when you will not be able to purchase or redeem the fund's shares.

▶ Distributions

The fund intends to pay substantially all of its net income (including any realized net capital gains) to shareholders as dividends at least annually.

▶ Tax Considerations

The following discussion is very general. You are urged to consult your tax adviser regarding the effect that an investment in the fund may have on your particular tax situation.

Taxability of Distributions. As long as the fund qualifies for treatment as a regulated investment company (which it has in the past and intends to do in the future), it pays no federal income tax on the earnings it distributes to shareholders.

You will normally have to pay federal income taxes, and any state or local taxes, on the distributions you receive from the fund, whether you take the distributions in cash or reinvest them in additional shares. Distributions designated as capital gain dividends are

taxable as long-term capital gains. Other distributions are generally taxable as ordinary income. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes.

Fund distributions will reduce the fund's net asset value per share. Therefore, if you buy shares shortly before the record date of a distribution, you may pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

The fund may be eligible to elect to "pass through" to you foreign income taxes that it pays. If the fund makes this election, you will be required to include your share of those taxes in gross income as a distribution from the fund. You will then be allowed to claim a credit (or a deduction, if you itemize deductions) for such amounts on your federal income tax return, subject to certain limitations.

If you are neither a citizen nor a resident of the U.S., the fund will withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by the fund. The fund is also required in certain circumstances to apply backup withholding at the rate of 31% on taxable dividends and redemption proceeds paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to the fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors should read the fund's Account Application for additional information regarding backup withholding of federal income tax.

Taxibility of Transactions. When you redeem, sell or exchange shares, it is generally considered a taxable event for you. Depending on the purchase price and the sale price of the shares you redeem, sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

▶ Unique Nature of Fund

MFS may serve as the investment adviser to other funds which have investment goals and principal investment policies and risks similar to those of the fund, and which may be managed by the fund's portfolio manager(s). While the fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.

▶ Provision of Annual and Semiannual Reports and Prospectuses

The fund produces financial reports every six months and updates its prospectus annually. To avoid sending duplicate copies of materials to households, only one copy of the fund's

annual and semiannual report and prospectus will be mailed to shareholders having the same residential address on the fund's records. However, any shareholder may contact MFSC (see back cover for address and phone number) to request that copies of these reports and prospectuses be sent personally to that shareholder.

IX FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the fund's financial performance since the fund's inception. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate by which an investor would have earned (or lost) on an investment in the fund (assuming reinvestment of all distributions). This information has been audited by the fund's independent auditors, whose report, together with the fund's financial statements, are included in the fund's Annual Report to shareholders. The fund's Annual Report is available upon request by contacting MFSC (see back cover for address and telephone number). These financial statements are incorporated by reference into the SAI. The fund's independent auditors are Ernst & Young LLP.

Class A Shares

	Year Ended May 31,				Period Ended
	2000	**1999**	**1998**	**1997**	**May 31, 1996***
Per share data (for a share outstanding throughout each period):					
Net asset value — beginning of period	$ 15.16	$ 17.78	$ 16.90	$ 16.71	$ 15.00
Income (loss) from investment operations# —					
Net investment income (loss).	$ 0.05	$ 0.01	$ (0.01)	$ 0.02	$ 0.03
Net realized and unrealized gain (loss) on					
investments and foreign currency	3.98	(2.20)	1.18	0.32	1.69
Total from investment operations	$ 4.03	$ (2.19)	$ 1.17	$ 0.34	$ 1.72
Less distributions declared to shareholders —					
From net investment income	$ —	$ —	$ (0.22)	$ —	$ (0.01)
From net realized gain on investments					
and foreign currency transactions	—	(0.43)	(0.07)	(0.15)	—
Total distributions declared to					
shareholders	$ —	$ (0.43)	$ (0.29)	$ (0.15)	$ (0.01)
Net asset value — end of period	$ 19.19	$ 15.16	$ 17.78	$ 16.90	$ 16.71
Total return‡	26.58%	(12.30)%	7.08%	2.13%	11.43%††
Ratios (to average net assets)/Supplemental data:					
Expenses##	2.04%	2.01%	2.01%	1.99%	2.24%†
Net investment income (loss)	0.31%	0.09%	(0.08)%	0.13%	0.24%†
Portfolio turnover	110%	100%	225%	53%	11%
Net assets at end of period (000 Omitted) . . .	$60,133	$43,678	$53,659	$56,810	$41,483

---

*   For the period from the commencement of the Fund's investment operations, October 24, 1995, through May 31, 1996

†   Annualized.

†† Not annualized.

Per share data are based on average shares outstanding.

Ratios do not reflect expense reductions from certain expense offset arrangements.

‡   Total returns for Class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

Class B Shares

....

	Year Ended May 31,				Period Ended
	2000	**1999**	**1998**	**1997**	**May 31, 1996***
	Class B				
Per share data (for a share outstanding throughout each period):					
Net asset value — beginning of period......	$ 15.01	$ 17.71	$ 16.82	$ 16.66	$ 15.00
Income (loss) from investment operations# —					
Net investment loss	$ (0.04)	$ (0.07)	$ (0.10)	$ (0.07)	$ (0.03)
Net realized and unrealized gain (loss) on					
investments and foreign currency	3.92	(2.20)	1.19	0.31	1.69
Total from investment operations......	$ 3.88	$ (2.27)	$ 1.09	$ 0.24	$ 1.66
Less distributions declared to shareholders —					
From net investment income	$ —	$ —	$ (0.13)	$ —	$ —
From net realized gain on investments					
and foreign currency transactions	—	(0.43)	(0.07)	(0.08)	—
Total distributions declared to					
shareholders	$ —	$ (0.43)	$ (0.20)	$ (0.08)	$ —
Net asset value — end of period	$ 18.89	$ 15.01	$ 17.71	$ 16.82	$ 16.66
Total return	25.85%	(12.80)%	6.59%	1.56%	11.07%††
Ratios (to average net assets)/Supplemental data:					
Expenses##	2.54%	2.51%	2.51%	2.53%	2.85%†
Net investment loss	(0.21)%	(0.42)%	(0.57)%	(0.42)%	(0.31)%†
Portfolio turnover	110%	100%	225%	53%	11%
Net assets at end of period (000 Omitted) ...	$53,764	$41,959	$59,055	$62,958	$43,264

————————

* For the period from the commencement of the Fund's investment operations, October 24, 1995, through May 31, 1996.

† Annualized.

†† Not annualized.

\# Per share data are based on average shares outstanding.

\#\# Ratios do not reflect expense reductions from certain expense offset arrangements.

Class C Shares

··

	Year Ended May 31,			Period Ended
	2000	**1999**	**1998**	**May 31, 1997***
Class C				
Per share data (for a share outstanding throughout each period):				
Net asset value — beginning of period	$14.93	$ 17.62	$16.76	$16.83
Income (loss) from investment operations# —				
Net investment income (loss)	$ 0.01	$ (0.07)	$ (0.10)	$ (0.04)
Net realized and unrealized gain (loss) on				
investments and foreign currency	3.85	(2.19)	1.19	0.15
Total from investment operations	$ 3.86	$ (2.26)	$ 1.09	$ 0.11
Less distributions declared to shareholders —				
From net investment income	$ —	$ —	$ (0.16)	$ —
From net realized gain on investments and				
foreign currency transactions	—	(0.43)	(0.07)	(0.18)
Total distributions declared to shareholders	$ —	$ (0.43)	$ (0.23)	$ (0.18)
Net asset value — end of period	$18.79	$ 14.93	$17.62	$16.76
Total return	25.94%	(12.87)%	6.62%	0.79%††
Ratios (to average net assets)/Supplemental data:				
Expenses##	2.54%	2.51%	2.52%	2.50%†
Net investment income (loss)	0.04%	(0.43)%	(0.56)%	(0.27)%†
Portfolio turnover	110%	100%	225%	53%
Net assets at end of period (000 Omitted)	$5,756	$ 3,608	$3,380	$2,397

────────

*   For the period from the inception of Class C, July 1, 1996, through May 31, 1997.

†   Annualized.

†† Not annualized.

Per share data are based on average shares outstanding.

Ratios do not reflect expense reductions from certain expense offset arrangements.

25

► **Investment Techniques and Practices**

In pursuing its investment objective, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are also described, together with these risks, in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques are described, together with their risks, in the SAI.

Investment Techniques/Practices

Symbols	✔ permitted	— not permitted
Debt Securities		
Asset-Backed Securities		
Collateralized Mortgage Obligations and Multiclass Pass-Through Securities		—
Corporate Asset-Backed Securities		—
Mortgage Pass-Through Securities		—
Stripped Mortgage-Backed Securities		—
Corporate Securities		—
Loans and Other Direct Indebtedness		—
Lower Rated Bonds		—
Municipal Bonds		—
Speculative Bonds		—
U.S. Government Securities		✔
Variable and Floating Rate Obligations		—
Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds		—
Equity Securities		✔
Foreign Securities Exposure		
Brady Bonds		—
Depositary Receipts		✔
Dollar-Denominated Foreign Debt Securities		—
Emerging Markets		✔
Foreign Securities		✔
Forward Contracts		✔
Futures Contracts		✔
Indexed Securities		✔
Inverse Floating Rate Obligations		—

Investment Techniques/Practices (continued)

Symbols	✔ permitted	— not permitted
Investment in Other Investment Companies		—
Open-End Funds		—
Closed-End Funds		✔
Lending of Portfolio Securities		✔
Leveraging Transactions		
Bank Borrowings		—
Mortgage "Dollar-Roll" Transactions		—
Reverse Repurchase Agreements		—
Options		
Options on Foreign Currencies		✔
Options on Futures Contracts		✔
Options on Securities		✔
Options on Stock Indices		✔
Reset Options		—
"Yield Curve" Options		✔
Repurchase Agreements		✔
Restricted Securities		✔
Short Sales		—
Short Sales Against the Box		—
Short Term Instruments		✔
Swaps and Related Derivative Instruments		✔
Temporary Borrowings		✔
Temporary Defensive Positions		✔
Warrants		✔
"When-issued" Securities		✔

MFS® INTERNATIONAL GROWTH FUND

If you want more information about the fund, the following documents are available free upon request:

Annual/Semiannual Reports. These reports contain information about the fund's actual investments. Annual reports discuss the effect of recent market conditions and the fund's investment strategy on the fund's performance during its last fiscal year.

Statement of Additional Information (SAI). The SAI, dated October 1, 2000, provides more detailed information about the fund and is incorporated into this prospectus by reference.

You can get free copies of the annual/semiannual reports, the SAI and other information about the fund, and make inquiries about the fund, by contacting:

> MFS Service Center, Inc.
> 2 Avenue de Lafayette
> Boston, MA 02111-1738
> Telephone: **1-800-225-2606**
> Internet: http://www.mfs.com

Information about the fund (including its prospectus, SAI and shareholder reports) can be reviewed and copied at the:

> Public Reference Room
> Securities and Exchange Commission
> Washington, D.C., 20549-0102

Information on the operation of the Public Reference Room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the fund are available on the EDGAR Database on the Commission's Internet website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee by electronic request at the following E-mail address: publicinfo@sec.gov, or by writing the Public Reference Section at the above address.

The fund's Investment Company Act file number is 811-4492

MWF-1 9/00 09/209/309/809 135M



INVESTMENT MANAGEMENT

We invented the mutual fund®

Statement of Additional Information

OCTOBER 1, 2000

MFS® INTERNATIONAL GROWTH FUND

A series of MFS Series Trust X
500 Boylston Street, Boston, MA 02116
(617) 954-5000

This Statement of Additional Information, as amended or supplemented from time to time (the "SAI"), sets forth information which may be of interest to investors but which is not necessarily included in the Fund's Prospectus dated October 1, 2000. This SAI should be read in conjunction with the Prospectus. The Fund's financial statements are incorporated into this SAI by reference to the Fund's most recent Annual Report to shareholders. A copy of the Annual Report accompanies this SAI. You may obtain a copy of the Fund's Prospectus and Annual Report without charge by contacting MFS Service Center, Inc. (see back cover of Part II of this SAI for address and phone number).

This SAI is divided into two Parts — Part I and Part II. Part I contains information that is particular to the Fund, while Part II contains information that generally applies to each of the funds in the MFS Family of Funds (the "MFS Funds"). Each Part of the SAI has a variety of appendices which can be found at the end of Part I and Part II, respectively.

This SAI is NOT a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus.

MWF-1-9/00 09/209/309/809 1M

Statement of Additional Information

PART I

Part I of this SAI contains information that is particular to the Fund.

TABLE OF CONTENTS

		Page
I	Definitions	1
II	Management of the Fund	1
	The Fund	1
	Trustees and Officers — Identification and Background	1
	Trustee Compensation	1
	Affiliated Service Provider Compensation	1
III	Sales Charges and Distribution Plan Payments	1
	Sales Charges	1
	Distribution Plan Payments	1
IV	Portfolio Transactions and Brokerage Commissions	1
V	Share Ownership	1
VI	Performance Information	1
VII	Investment Techniques, Practices, Risks and Restrictions	2
	Investment Techniques, Practices and Risks	2
	Investment Restrictions	2
VIII	Tax Considerations	3
IX	Independent Auditors and Financial Statements	3
	Appendix A — Trustees and Officers — Identification and Background	A-1
	Appendix B — Trustee Compensation	B-1
	Appendix C — Affiliated Service Provider Compensation	C-1
	Appendix D — Sales Charges and Distribution Plan Payments	D-1
	Appendix E — Portfolio Transactions and Brokerage Commissions	E-1
	Appendix F — Share Ownership	F-1
	Appendix G — Performance Information	G-1

I DEFINITIONS

"Fund" – MFS International Growth Fund, a diversified series of the Trust. The Fund was known as MFS/Foreign & Colonial International Growth Fund prior to September 8, 1997.

"Trust" – MFS Series Trust X, a Massachusetts business trust organized in 1985. The Trust has changed its name several times during the past five years. The Trust was previously known as MFS Government Mortgage Fund (prior to June 2, 1995), MFS Government Income Plus Fund (prior to March 1, 1993), MFS Government Income Plus Trust (prior to August 3, 1992) and MFS Government Securities Trust (after December 7, 1990).

"MFS" or the "Adviser" – Massachusetts Financial Services Company, a Delaware corporation.

"MFD" – MFS Fund Distributors, Inc., a Delaware corporation.

"MFSC" – MFS Service Center, Inc., a Delaware corporation.

"Prospectus" – The Prospectus of the Fund, dated October 1, 2000, as amended or supplemented from time to time.

II MANAGEMENT OF THE FUND

The Fund
The Fund is a diversified series of the Trust. This means that, with respect to 75% of its total assets, the Fund may not (1) purchase more than 10% of the outstanding voting securities of any one issuer, or (2) purchase securities of any issuer if as a result more than 5% of the Fund's total assets would be invested in that issuer's securities. This limitation does not apply to obligations of the U.S. Government or its agencies or instrumentalities. The Trust is an open-end management investment company.

The Fund and its Adviser and Distributor have adopted a code of ethics as required under the Investment Company Act of 1940 ("the 1940 Act"). Subject to certain conditions and restrictions, this code permits personnel subject to the code to invest in securities for their own accounts, including securities that may be purchased, held or sold by the Fund. Securities transactions by some of these persons may be subject to prior approval of the Adviser's Compliance Department. Securities transactions of certain personnel are subject to quarterly reporting and review requirements. The code is on public file with, and is available from, the SEC. See the back cover of the prospectus for information on obtaining a copy.

Trustees and Officers – Identification and Background
The identification and background of the Trustees and officers of the Trust are set forth in *Appendix A* of this Part I.

Trustee Compensation
Compensation paid to the non-interested Trustees and to Trustees who are not officers of the Trust, for certain specified periods, is set forth in *Appendix B* of this Part I.

Affiliated Service Provider Compensation
Compensation paid by the Fund to its affiliated service providers — to MFS, for investment advisory and administrative services, and to MFSC, for transfer agency services — for certain specified periods is set forth in *Appendix C* to this Part I.

III SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges
Sales charges paid in connection with the purchase and sale of Fund shares for certain specified periods are set forth in *Appendix D* to this Part I, together with the Fund's schedule of dealer reallowances.

Distribution Plan Payments
Payments made by the Fund under the Distribution Plan for its most recent fiscal year end are set forth in *Appendix D* to this Part I.

IV PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage commissions paid by the Fund for certain specified periods, and information concerning purchases by the Fund of securities issued by its regular broker-dealers for its most recent fiscal year, are set forth in *Appendix E* to this Part I.

Broker-dealers may be willing to furnish statistical, research and other factual information or services ("Research") to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers, on behalf of the fund. The Trustees (together with the Trustees of certain other MFS funds) have directed the Adviser to allocate a total of $43,800 of commission business from certain MFS funds including the Fund to the Pershing Division of Donaldson Lufkin & Jenrette as consideration for the annual renewal of certain publications provided by Lipper Inc. (which provides information useful to the Trustees in reviewing the relationship between the Fund and the Adviser).

V SHARE OWNERSHIP

Information concerning the ownership of Fund shares by Trustees and officers of the Trust as a group, by investors who control the Fund, if any, and by investors who own 5% or more of any class of Fund shares, if any, is set forth in *Appendix F* to this Part I.

VI PERFORMANCE INFORMATION

Performance information, as quoted by the Fund in sales literature and marketing materials, is set forth in *Appendix G* to this Part I.

VII INVESTMENT TECHNIQUES, PRACTICES, RISKS AND RESTRICTIONS

Investment Techniques, Practices and Risks

The investment objective and principal investment policies of the Fund are described in the Prospectus. In pursuing its investment objective and principal investment policies, the Fund may engage in a number of investment techniques and practices, which involve certain risks. These investment techniques and practices, which may be changed without shareholder approval unless indicated otherwise, are identified in *Appendix A* to the Prospectus, and are more fully described, together with their associated risks, in Part II of this SAI. The following percentage limitations apply to these investment techniques and practices:

- Emerging Market Securities may not exceed 25% of the Fund's net assets

- Lending of Portfolio Securities may not exceed 30% of the Fund's net assets

Investment Restrictions

The Fund has adopted the following restrictions which cannot be changed without the approval of the holders of a majority of the Fund's shares (which, as used in this SAI, means the lesser of (i) more than 50% of the outstanding shares of the Trust or the Fund or class, as applicable, or (ii) 67% or more of the outstanding shares of the Trust or the Fund or class, as applicable, present at a meeting at which holders of more than 50% of the outstanding shares of the Trust or the Fund or class, as applicable, are represented in person or by proxy). Except with respect to the Fund's policy on borrowing and investing in illiquid securities, these investment restrictions and policies are adhered to at the time of purchase or utilization of assets; a subsequent change in circumstances will not be considered to result in a violation of policy. In the event of a violation of nonfundamental investment policy (1), the Fund will reduce the percentage of its assets invested in illiquid investments in due course, taking into account the best interests of shareholders.

The Fund may not:

(1) borrow amounts in excess of 33⅓% of its assets including amounts borrowed;

(2) underwrite securities issued by other persons except insofar as the Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security;

(3) purchase or sell real estate (including limited partnership interests but excluding securities secured by real estate or interests therein and securities of companies, such as real estate investment trusts, which deal in real estate or interests therein), interests in oil, gas or mineral leases, commodities or commodity contracts (excluding Options, Options on Futures Contracts, Options on Stock Indices, Options on Foreign Currency and any other type of option, Futures Contracts, any other type of futures contract, and Forward Contracts) in the ordinary course of its business. The Fund reserves the freedom of action to hold and to sell real estate, mineral leases, commodities or commodity contracts (including Options, Options on Futures Contracts, Options on Stock Indices, Options on Foreign Currency and any other type of option, Futures Contracts, any other type of futures contract, and Forward Contracts) acquired as a result of the ownership of securities;

(4) issue any senior securities except as permitted by the Investment Company Act of 1940, as amended (the "1940 Act"). For purposes of this restriction, collateral arrangements with respect to any type of option (including Options on Futures Contracts, Options, Options on Stock Indices and Options on Foreign Currencies), any type of swap agreement, Forward Contracts, Futures Contracts, any other type of futures contract, and collateral arrangements with respect to initial and variation margin are not deemed to be the issuance of a senior security;

(5) make loans to other persons. For these purposes, the purchase of short-term commercial paper, the purchase of a portion or all of an issue of debt securities, the lending of portfolio securities, or the investment of the Fund's assets in repurchase agreements, shall not be considered the making of a loan; or

(6) purchase any securities of an issuer of a particular industry, if as a result, more than 25% of its assets would be invested in securities of issuers whose principal business activities are in the same industry (except obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements collateralized by such obligations).

In addition, the Fund has the following nonfundamental policies which may be changed without shareholder approval. The Fund will not:

(1) invest in illiquid investments, including securities subject to legal or contractual restrictions on resale or for which there is no readily available market (e.g., trading in the security is suspended, or, in the case of unlisted securities, where no market exists), if more than 15% of the Fund's net assets (taken at market value) would be invested in such securities. Repurchase agreements maturing in more than seven days will be deemed to be illiquid for purposes of the Fund's limitation on investment in illiquid securities. Securities that are not registered under the Securities Act of 1933, as amended, and sold in reliance on Rule 144A thereunder, but are determined to be liquid by the Trust's Board of Trustees (or its delegate) will not be subject to this 15% limitation;

(2) invest more than 10% of the value of the Fund's net assets, valued at the lower of cost or market, in warrants. Included within such amount may be warrants which are not listed on the New York or American Stock Exchange. Warrants acquired by the Fund in units or attached to securities may be deemed to be without value;

(3) invest for the purpose of exercising control or management;

(4) purchase securities issued by any other investment company in excess of the amount permitted by the 1940 Act, except when such purchase is part of a plan of merger or consolidation;

(5) purchase or retain securities of an issuer any of whose officers, directors, trustees or security holders is an officer or Trustee of the Fund, or is an officer or a director of the investment adviser or a sub-adviser of the Fund, if one or more of such persons also owns beneficially more than 0.5% of the securities of such issuer, and such persons owning more than 0.5% of such securities together own beneficially more than 5% of such securities;

(6) purchase any securities or evidences of interest therein on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of any transaction and except that the Fund may make margin deposits in connection with any type of option (including Options on Futures Contracts, Options, Options on Stock Indices and Options on Foreign Currencies), any type of swap agreement, any type of futures contract (including Futures Contracts) and Forward Contracts;

(7) sell any security which the Fund does not own unless by virtue of its ownership of other securities the Fund has at the time of sale a right to obtain securities without payment of further consideration, equivalent in kind and amount to the securities sold and provided that if such right is conditional, the sale is made upon the same conditions;

(8) invest more than 5% of its gross assets in companies which, including predecessors, controlling persons, sponsoring entities, general partners and guarantors, have a record of less than three years' continuous operation or relevant business experience;

(9) pledge, mortgage or hypothecate in excess of 33⅓% of its gross assets. For purposes of this restriction, collateral arrangements with respect to any type of option, (including Options on Futures Contracts, Options, Options on Stock Indices and Options on Foreign Currencies), any type of swap agreement, any type of futures contract (including Futures Contracts), Forward Contracts and payments of initial and variation margin in connection therewith, are not considered a pledge of assets;

(10) borrow, except as a temporary measure for extraordinary or emergency purposes;

(11) purchase or sell any put or call option or any combination thereof, provided that this shall not prevent (a) the purchase, ownership, holding or sale of (i) warrants where the grantor of the warrants is the issuer of the underlying securities, (ii) put or call options or combinations thereof with respect to securities or indexes of securities or (iii) Options on Foreign Currencies, any type of swap agreement or any type of futures contract (including Futures Contracts) or (b) the purchase, ownership, holding or sale of contracts for the future delivery of securities or currencies; or

(12) invest 25% or more of the market value of its total assets in securities of issuers in any one industry.

Ⅷ TAX CONSIDERATIONS

For a discussion of tax considerations, see Part II of this SAI.

Ⅸ INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

Ernst & Young LLP are the Fund's independent auditors, providing audit services, tax services, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission.

The Portfolio of Investments and the Statement of Assets and Liabilities at May 31, 2000, the Statement of Operations for the year ended May 31, 2000, the Statement of Changes in Net Assets for the two years ended May 31, 2000, the Notes to Financial Statements and the Report of the Independent Auditors, each of which is included in the Annual Report to Shareholders of the Fund, are incorporated by reference into this SAI in reliance upon the report of Ernst & Young LLP, independent auditors, given upon their authority as experts in accounting and auditing. A copy of the Annual Report accompanies this SAI.

TRUSTEE COMPENSATION

The Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust, who currently receive a fee of $500 per year plus $35 per meeting and $30 per committee meeting attended, together with such Trustee's out-of-pocket expenses. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund—Trustee Retirement Plan" in Part II. The Retirement Age under the plan is 73.

Trustee Compensation Table

Trustee	Trustee Fees from Fund(1)	Retirement Benefit Accrued as Part of Fund Expense(1)	Estimated Credited Years of Service(2)	Total Trustee Fees from Fund and Fund Complex(3)
J. Atwood Ives	1,930	404	13	136,623
Lawrence T. Perera	2,030	416	12	144,098
William J. Poorvu	2,045	417	12	141,338
Charles W. Schmidt	1,995	400	5	137,678
Arnold D. Scott	0	0	0	0
Jeffrey L. Shames	0	0	0	0
Elaine R. Smith	2,145	444	23	144,098
David B. Stone	2,343	160	5	151,418

(1) For the fiscal year ended May 31, 2000.

(2) Based upon normal retirement age (73) except age 74 for Mr. Stone.

(3) Information provided is for calendar year 1999. All Trustees served as Trustees of 34 funds within the MFS fund complex (having aggregate net assets at December 31, 1999, of approximately $58.6 billion).

Estimated Annual Benefits Payable by Fund Upon Retirement[4]

Average Trustee Fees	Years of Service			
	3	5	7	10 or more
$1,737	261	434	608	869
1,905	286	476	667	953
2,073	311	518	726	1,037
2,241	336	560	784	1,121
2,409	361	602	843	1,205
2,577	387	644	902	1,289

(4) Other funds in the MFS Fund complex provide similar retirement benefits to the Trustees.

AFFILIATED SERVICE PROVIDER COMPENSATION

The Fund paid compensation to its affiliated service providers over the specified periods as follows:

Fiscal Year Ended	Paid to MFS for Advisory Services	Amount Waived By MFS	Paid to MFS for Administrative Services	Paid To MFSC for Transfer Agency Services	Amount Waived by MFSC	Aggregate Amount Paid To MFS and MFSC
May 31, 2000	$1,046,635	N/A	$14,360	$107,347	N/A	$1,168,342
May 31, 1999	$ 976,638	N/A	$12,589	$110,669	N/A	$1,099,896
May 31, 1998	$1,187,777	N/A	$17,268	$149,851	N/A	$1,354,896

SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges

The following sales charges were paid during the specified periods:

	Class A Initial Sales Charges:			CDSC Paid to MFD on:		
Fiscal Year End	**Total**	**Retained By MFD**	**Reallowed to Dealers**	**Class A Shares**	**Class B Shares**	**Class C Shares**
May 31, 2000	$242,215	$35,126	$207,089	$1,861	$140,115	$2,777
May 31, 1999	$248,014	$30,236	$217,778	$ 544	$153,876	$1,341
May 31, 1998	$251,294	$36,124	$215,170	$1,732	$266,113	$2,154

Dealer Reallowances

As shown above, MFD pays (or "reallows") a portion of the Class A initial sales charge to dealers. The dealer reallowance as expressed as a percentage of the Class A shares' offering price is:

Amount of Purchase	Dealer Reallowance as a percent of Offering Price
Less than $100,000	4.00%
$100,000 but less than $250,000	3.20%
$250,000 but less than $500,000	2.25%
$500,000 but less than $1,000,000	1.70%
$1,000,000 or more	None*

---

* A CDSC will apply to such purchase.

Distribution Plan Payments

During the fiscal year ended May 31, 2000, the Fund made the following Distribution Plan payments:

	Amount of Distribution and Service Fees:		
Class of Shares	**Paid By Fund**	**Retained By MFD**	**Paid To Dealers**
Class A Shares	$288,880	$140,957	$147,923
Class B Shares	$513,012	$371,808	$141,204
Class C Shares	$ 52,899	$ 9	$ 52,890

Distribution plan payments retained by MFD are used to compensate MFD for commissions advanced by MFD to dealers upon sale of fund shares.

PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage Commissions

The following brokerage commissions were paid by the Fund during the specified time periods:

Fiscal Year Fund	Brokerage Commissions Paid by Fund
May 31, 2000	$485,647
May 31, 1999	$485,768
May 31, 1998	$900,446

Securities Issued By Regular Broker-Dealers

During the fiscal year ended May 31, 2000, the Fund purchased securities issued by the following regular broker-dealers of the Fund, which had the following values as of May 31, 2000:

Broker-Dealer	Value of Securities as of May 31, 2000
Morgan Stanley Dean Witter & Co.	$2,783,000

SHARE OWNERSHIP

Ownership By Trustees and Officers

As of August 31, 2000, the Trustees and officers of the Trust as a group owned less than 1% of any class of the Fund's shares, not including 6.38 Class I shares (which represent 100% of the outstanding Class I shares of the fund) owned of record by certain MFS employee benefit plans for which Messrs. Scott and Shames are Trustees.

25% or Greater Ownership

The following table identifies those investors who own 25% or more of the Fund's shares (all share classes taken together) as of August 31, 2000, and are therefore presumed to control the Fund:

Name and Address of Investor	Jurisdiction of Organization (if a Company)	Percentage Ownership
None		

5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of the Fund's shares as of May 31, 2000:

Name and Address of Investor Ownership	Percentage
Merrill Lynch, Pierce, Fenner and Smith Inc. For the Sole Benefit of its Customers Attn: Fund Administration 97HK7 4800 Deer Lake Drive E 3rd—Floor Jacksonville, FL 32246-6484	6.62% of Class B shares
MFS Service Center, Inc. Audit Account Reinvestments Corporate Actions Attn: Todd Jundi 500 Boylston Street Boston, MA 02116-3740	51.28% of Class I shares
MFS Service Center, Inc. Audit Account Cash Corporate Actions 500 Boylston Street Boston, MA 02116-3740	48.72% of Class I shares

PERFORMANCE INFORMATION

All performance quotations are as of May 31, 2000.

	Average Annual Total Returns		Actual 30-Day Yield (Including Waivers)	30-Day Yield (Without Any Waivers)	Current Distribution Rate†
	1 Year	Life*			
Class A Shares, with initial sales charge (4.75%)	20.57%	5.66%	N/A	N/A	N/A
Class A Shares, at net asset value	26.58%	6.79%	N/A	N/A	N/A
Class B Shares, with CDSC (declining over 6 years from 4% to 0%)	21.85%	5.85%	N/A	N/A	N/A
Class B Shares, at net asset value	25.85%	6.21%	N/A	N/A	N/A
Class C Shares, with CDSC (1% for first year)	24.94%	6.27%	N/A	N/A	N/A
Class C Shares, at net asset value	24.94%	6.27%	N/A	N/A	N/A
Class I Shares, at net asset value	27.54%	7.22%	N/A	N/A	N/A

* From the commencement of the Fund's investment operations on October 24, 1995.

† Annualized, based upon the last distribution.

The Fund commenced investment operations on October 24, 1995 with the offering of class A and B shares and subsequently offered class C shares on July 1, 1996 and class I shares on January 2, 1997. Class C share performance includes the performance of the Fund's class B shares for periods prior to the offering of class C shares. This blended class C share performance has been adjusted to take into account the CDSC applicable to class C shares, rather than CDSC applicable to class B shares. This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class B and C shares are similar, this blended class C share performance is similar to what the performance of class C shares would have been had class C shares been offered for the entire period.

Class I share performance includes the performance of the Fund's class A shares for periods prior to the offering of class I shares. This blended class I share performance has been adjusted to take into account the fact that class I shares have no initial sales charge (load). This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class I shares are lower than those of class A shares, this blended class I share performance is lower than the performance of class I shares would have been had class I shares been offered for the entire period.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.

Prospectus

Class A Shares
Class B Shares
Class C Shares

This Prospectus describes the MFS® Emerging Markets Equity Fund. The investment objective of the fund is capital appreciation.

The Securities and Exchange Commission has not approved the fund's shares or determined whether this prospectus is accurate or complete. Anyone who tells you otherwise is committing a crime.

OCTOBER 1, 2000

MFS® EMERGING MARKETS EQUITY FUND

TABLE OF CONTENTS

Page

I   Risk Return Summary **1**

II   Expense Summary **6**

III Certain Investment Strategies and Risks **8**

IV Management of the Fund **9**

V   Description of Share Classes **11**

VI How to Purchase, Exchange and Redeem Shares **15**

VII Investor Services and Programs **19**

VIII Other Information **21**

IX Financial Highlights **24**

      Appendix A — Investment Techniques and Practices **A-1**

▶ Investment Objective

The fund's investment objective is capital appreciation. The fund's objective may be changed without shareholder approval.

▶ Principal Investment Policies

The fund invests, under normal market conditions, at least 65% of its total assets in common stocks and related securities, such as preferred stock, convertible securities and depositary receipts, of emerging market issuers. Emerging market issuers are issuers whose principal activities are located in emerging market countries. Emerging market countries include any country determined to have an emerging market economy, taking into account a number of factors, including whether the country has a low-to-middle-income economy according to the International Bank for Reconstruction and Development (the World Bank), the country's foreign currency debt rating, its political and economic stability and the development of its financial and capital markets. These countries include those located in Latin America, Asia, Africa, the Middle East and the developing countries of Europe, primarily Eastern Europe. While the fund may invest up to 50% of its assets in issuers located in a single country, the fund generally expects to have no more than 25% of its assets invested in issuers located in any one country. The fund's investments may include securities traded in the over-the-counter markets.

A company's principal activities are determined to be located in a particular country if the company (a) is organized under the laws of, and maintains a principal office in a country, (b) has its principal securities trading market in a country, (c) derives 50% of its total revenues from goods or services performed in the country, or (d) has 50% or more of its assets in the country.

Massachusetts Financial Services Company, (referred to as MFS or the adviser) uses a bottom-up, as opposed to a top-down, investment style in managing the equity-oriented funds (such as the fund) it advises. This means that securities are selected based upon fundamental analysis performed by the fund's portfolio manager and MFS' large group of equity research analysts.

The fund has and may engage in active and frequent trading to achieve its investment objective.

▶ Principal Risks of an Investment

The principal risks of investing in the fund and the circumstances reasonably likely to cause the value of your investment in the fund to decline are described below. The share price of the fund generally changes daily based on market conditions and other factors. Please note that there are many circumstances which could cause the value of your investment in the fund to decline, and which could prevent the fund from achieving its objective, that are not described here.

The principal risks of investing in the fund are:

- *Foreign Securities Risk:* Investments in foreign securities involve risks relating to political, social and economic developments abroad, as well as risks resulting from the differences between the regulations to which U.S. and foreign issuers and markets are subject:

  - ► These risks may include the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability.

  - ► Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

  - ► Foreign companies may not be subject to accounting standards or governmental supervision comparable to U.S. companies, and there may be less public information about their operations.

  - ► Foreign markets may be less liquid and more volatile than U.S. markets.

  - ► Foreign securities often trade in currencies other than the U.S. dollar, and the fund may directly hold foreign currencies and purchase and sell foreign currencies through forward exchange contracts. Changes in currency exchange rates will affect the fund's net asset value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the fund to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the fund's foreign currency holdings. By entering into forward foreign currency exchange contracts, the fund may be required to forego the benefits of advantageous changes in exchange rates and, in the case of forward contracts entered into for the purpose of increasing return, the fund may sustain losses which will reduce its gross income. Forward foreign currency exchange contracts involve the risk that the party with which the fund enters the contract may fail to perform its obligations to the fund.

- *Emerging Markets Risk:* Investments in emerging markets securities involve all of the risks of investments in foreign securities, and also have additional risks:

  - ► All of the risks of investing in foreign securities are heightened by investing in emerging markets countries.

  - ► The markets of emerging markets countries have been more volatile than the markets of developed countries with more mature economies. These markets often have provided higher or lower rates of return than the overall market, and significantly greater risks, to investors.

- *Market Risk:* This is the risk that the price of a security held by the fund will fall due to changing economic, political or market conditions or disappointing earnings results.

- *Company Risk:* Prices of securities react to the economic condition of the company that issued the security. The fund's equity investments in an issuer may rise and fall based on the issuer's actual and anticipated earnings, changes in management and the potential for takeovers and acquisitions.

- *Concentration:* The fund may invest a substantial amount of its assets in issuers located in a single country or a limited number of countries. If the fund concentrates its investments in this manner, it assumes the risk that economic, political and social conditions in those countries will have a significant impact on its investment performance.

- *Over-the-Counter Risk:* Over-the-counter (OTC) transactions involve risks in addition to those associated with transactions in securities traded on exchanges. OTC-listed companies may have limited product lines, markets or financial resources. Many OTC stocks trade less frequently and in smaller volume than exchange-listed stocks. The values of these stocks may be more volatile than exchange-listed stocks, and the fund may experience difficulty in establishing or closing out positions in these stocks at prevailing market prices.

- *Active or Frequent Trading Risk:* The fund has engaged and may engage in active and frequent trading to achieve its principal investment strategies. This may result in the realization and distribution to shareholders of higher capital gains as compared to a fund with less active trading policies, which would increase your tax liability. Frequent trading also increases transaction costs, which could detract from the fund's performance.

- As with any mutual fund, you could lose money on your investment in the fund.

An investment in the fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

▶ Bar Chart and Performance Table

The bar chart and performance table below are intended to indicate some of the risks of investing in the fund by showing changes in the fund's performance over time. The performance table also shows how the fund's performance over time compares with that of one or more broad measures of market performance. The chart and table provide past performance information. The fund's past performance does not necessarily indicate how the fund will perform in the future. The performance information in the chart and table is based upon calendar year periods, while the performance information presented under the caption "Financial Highlights" and in the fund's shareholder reports is based upon the fund's fiscal year. Therefore, these performance results differ.

Bar Chart

The bar chart shows changes in the annual total returns of the fund's class B shares. The chart and related notes do not take into account any sales charges (loads) that you may be required to pay upon purchase or redemption of the fund's shares, but do include the reinvestment of distributions. Any sales charge will reduce your return. The return of the fund's other classes of shares will differ from the class B returns shown in the bar chart, depending upon the expenses of those classes.



The total return for the six-month period ended June 30, 2000 was (6.14)%. During the period shown in the bar chart, the highest quarterly return was 30.68% (for the calendar quarter ended December 31, 1999) and the lowest quarterly return was (25.36)% (for the calendar quarter ended September 30, 1998).

Performance Table

This table shows how the average annual total returns of each class of the fund compares to a broad measure of market performance and various other market indicators and assumes the reinvestment of distributions.

Average Annual Total Returns as of December 31, 1999

	1 Year	Life*
Class A shares	40.60%	3.67%
Class B shares	42.88%	3.92%
Class C shares	45.86%	4.44%
Morgan Stanley Capital International (MSCI) Emerging Markets Free (EMF) Index†*	66.41%	4.36%
Lipper Emerging Markets Fund Index††@	68.95%	5.59%
Lipper average emerging markets funds††	70.83%	6.87%

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* Fund performance figures are for the period from the commencement of the fund's investment operations on October 24, 1995, through December 31, 1999. Index and Lipper averages are from November 1, 1995.

† Source: Standard & Poor's Micropal, Inc.

†† Source: Lipper Inc.

* MSCI EMF Index is a broad-based, unmanaged, market-capitalization-weighted index of equities in 19 emerging markets.

@ The Lipper Mutual Fund Indices are unmanaged, net-asset-value-weighted indices of the largest qualifying mutual funds within their respective investment objectives, adjusted for the reinvestment of capital gain distributions and income dividends.

Class A share performance takes into account the deduction of the 4.75% maximum sales charge. Class B share performance takes into account the deduction of the applicable contingent deferred sales charge (referred to as a CDSC), which declines over six years from 4% to 0%. Class C share performance takes into account the deduction of the 1% CDSC.

The fund commenced investment operations on October 24, 1995 with the offering of class A and class B shares and subsequently offered class C shares on June 27, 1996. Class C share performance includes the performance of the fund's class B shares for periods prior to the offering of class C shares. This blended class C share performance has been adjusted to take into account the CDSC applicable to class C shares, rather than the CDSC applicable to class B shares. This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class B and C shares are similar, this blended class C share performance is also similar to what the performance of class C shares would have been had class C shares been offered for the entire period.

▶ Expense Table

This table describes the fees and expenses that you may pay when you buy, redeem and hold shares of the fund.

Shareholder Fees (fees paid directly from your investment)

	Class A	Class B	Class C
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price) .	4.75%	0.00%	0.00%
Maximum Deferred Sales Charge (Load) (as a percentage of original purchase price or redemption proceeds, whichever is less)	See Below[1]	4.00%	1.00%

Annual Fund Operating Expenses (expenses that are deducted from fund assets):

	Class A	Class B	Class C
Management Fees	1.25%	1.25%	1.25%
Distribution and Service (12b-1) Fees[2]	0.50%	1.00%	1.00%
Other Expenses	0.65%	0.65%	0.65%
Total Annual Fund Operating Expenses	2.40%	2.90%	2.90%
Fee Waiver[3]	(0.20)%	(0.20)%	(0.20)%
Net Expenses[4]	2.20%	2.70%	2.70%

---

(1) An initial sales charge will not be deducted from your purchase if you buy $1 million or more of class A shares, or if you are investing through a retirement plan and your class A purchase meets certain requirements. However, in this case, a contingent deferred sales charge (referred to as a CDSC) of 1% may be deducted from your redemption proceeds if you redeem your investment within 12 months.

(2) The fund adopted a distribution plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser (referred to as distribution and service fees).

(3) MFS has contractually agreed to reduce the management fee to 1.05% of average daily net assets annually. This contractual fee arrangement will remain in effect until at least October 1, 2001, absent an earlier modification approved by the board of trustees which oversees the fund.

(4) The fund has an expense offset arrangement which reduces the fund's custodian fee based upon the amount of cash maintained by the fund with its custodian and dividend disbursing agent. The fund may enter into other similar arrangements and directed brokerage arrangements, which would also have the effect of reducing the fund's expenses. Any such fee reductions are not reflected in the table. Had these fee reductions been taken into account, "Net Expenses" would have been 2.17% for Class A, 2.67% for Class B and Class C.

▶ Example of Expenses

These examples are intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds.

The examples assume that:

- You invest $10,000 in the fund for the time periods indicated and you redeem your shares at the end of the time periods;
- Your investment has a 5% return each year and dividends and other distributions are reinvested; and
- The fund's operating expenses remain the same, except that the fund's total operating expenses are assumed to be the fund's "Net Expenses" for the first year, and the fund's "Total Annual Fund Operating Expenses" for the subsequent years (see Expense Table above).

Although your actual costs may be higher or lower, under these assumptions your costs would be:

Share Class	Year 1	Year 3	Year 5	Year 10
Class A shares	$687	$1,170	$1,677	$3,067
Class B shares[1]				
Assuming redemption at end of period	$673	$1,179	$1,711	$3,091
Assuming no redemption	$273	$ 879	$1,511	$3,091
Class C shares				
Assuming redemption at end of period	$373	$ 879	$1,511	$3,209
Assuming no redemption	$273	$ 879	$1,511	$3,209

(1) Class B shares convert to Class A shares approximately eight years after purchase; therefore, years nine and ten reflect Class A expenses.

▶ Further Information on Investment Strategies and Risks

The fund may invest in various types of securities and engage in various investment techniques and practices which are not the principal focus of the fund and therefore are not described in this Prospectus. The types of securities and investment techniques and practices in which the fund may engage, including the principal investment techniques and practices described above, are identified in Appendix A to this Prospectus, and are discussed, together with their risks, in the fund's Statement of Additional Information (referred to as the SAI), which you may obtain by contacting MFS Service Center, Inc. (see back cover for address and phone number).

▶ Temporary Defense Policies

In addition, the fund may depart from its principal investment strategies by temporarily investing for defensive purposes when adverse market, economic or political conditions exist. While the fund invests defensively, it may not be able to pursue its investment objective. The fund's defensive investment position may not be effective in protecting its value.

▶ Investment Adviser

Massachusetts Financial Services Company (referred to as MFS or the adviser) is the fund's investment adviser. MFS is America's oldest mutual fund organization. MFS and its predecessor organizations have a history of money management dating from 1924 and the founding of the first mutual fund, Massachusetts Investors Trust. Net assets under the management of the MFS organization were approximately $163.20 billion as of August 31, 2000. MFS is located at 500 Boylston Street, Boston, Massachusetts 02116.

MFS provides investment management and related administrative services and facilities to the fund, including portfolio management and trade execution. For these services the fund pays MFS an annual management fee computed and paid monthly, in an amount equal to 1.25% of the average daily net assets of the fund. For the fiscal year ended May 31, 2000, the fund paid MFS an aggregate management fee equal to 1.10% of the average daily net assets of the funds. The Adviser has agreed to reduce this fee as set forth in the "Expense Summary" above.

▶ Portfolio Manager

The fund is managed by a committee of investment research analysts. This committee includes investment analysts not only employed by MFS but also by MFS' foreign advisory affiliates. The fund's assets are allocated among countries and industries by the analysts acting together as a group. Individual analysts are then responsible for selecting what they view to be the securities best suited to meet the fund's investment objective within their assigned geographic and industry responsibility.

▶ Administrator

MFS provides the fund with certain financial, legal, compliance, shareholder communications and other administrative services. MFS is reimbursed by the fund for a portion of the costs it incurs in providing these services.

▶ Distributor

MFS Fund Distributors, Inc. (referred to as MFD), a wholly owned subsidiary of MFS, is the distributor of shares of the fund.

▶ Shareholder Servicing Agent

MFS Service Center, Inc. (referred to as MFSC), a wholly owned subsidiary of MFS, performs transfer agency and certain other services for the fund, for which it receives compensation from the fund.

The fund offers class A, B and C shares through this prospectus. The fund also offers an additional class of shares, class I shares, exclusively to certain institutional investors. Class I shares are made available through a separate prospectus supplement provided to institutional investors eligible to purchase them.

▶ Sales Charges

You may be subject to an initial sales charge when you purchase, or a CDSC when you redeem, class A, B or C shares. These sales charges are described below. In certain circumstances, these sales charges are waived. These circumstances are described in the SAI. Special considerations concerning the calculation of the CDSC that apply to each of these classes of shares are described below under the heading "Calculation of CDSC."

If you purchase your fund shares through a financial adviser (such as a broker or bank), the adviser may receive commissions or other concessions which are paid from various sources, such as from the sales charges and distribution and service fees, or from MFS or MFD. These commissions and concessions are described in the SAI.

▶ Class A Shares

You may purchase class A shares at net asset value plus an initial sales charge (referred to as the offering price), but in some cases you may purchase class A shares without an initial sales charge but subject to a 1% CDSC upon redemption within one year. Class A shares have annual distribution and service fees up to a maximum of 0.50% of net assets annually.

Purchases Subject to an Initial Sales Charge. The amount of the initial sales charge you pay when you buy class A shares differs depending upon the amount you invest, as follows:

Amount of Purchase	Sales Charge* as Percentage of:	
	Offering Price	Net Amount Invested
Less than $100,000	4.75%	4.99%
$100,000 but less than $250,000	4.00	4.17
$250,000 but less than $500,000	2.95	3.04
$500,000 but less than $1,000,000	2.20	2.25
$1,000,000 or more	None**	None**

---

*   Because of rounding in the calculation of offering price, actual sales charges you pay may be more or less than those calculated using these percentages.

**   A 1% CDSC will apply to such purchases, as discussed below.

Purchases Subject to a CDSC (but not an initial sales charge). You pay no initial sales charge when you invest $1 million or more in class A shares. However, a CDSC of 1% will be deducted from your redemption proceeds if you redeem within 12 months of your purchase.

In addition, purchases made under the following four categories are not subject to an initial sales charge. However, a CDSC of 1% will be deducted from redemption proceeds if the redemption is made within 12 months of purchase:

- Investments in class A shares by certain retirement plans subject to the Employee Retirement Income Security Act of 1974, as amended (referred to as ERISA), if, prior to July 1, 1996

    ▶ the plan had established an account with MFSC; and

    ▶ the sponsoring organization had demonstrated to the satisfaction of MFD that either;

        + the employer had at least 25 employees; or

        + the total purchases by the retirement plan of class A shares of the MFS Family of Funds (referred to as the MFS funds) would be in the amount of at least $250,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

    ▶ the retirement plan and/or sponsoring organization participates in the MFS Corporate Plan Services 401(k) Plan or any similar recordkeeping system made available by MFSC (referred to as the MFS participant recordkeeping system);

    ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

    ▶ the total purchases by the retirement plan (or by multiple plans maintained by the same plan sponsor) of class A shares of the MFS funds will be in the amount of at least $500,000 within a reasonable period of time, as determined by MFD in its sole discretion.

- Investments in class A shares by certain retirement plans subject to ERISA, if

    ▶ the plan establishes an account with MFSC on or after July 1, 1996; and

    ▶ the plan has, at the time of purchase either alone or in aggregate with other plans maintained by the same plan sponsor, a market value of $500,000 or more invested in shares of any class or classes of the MFS funds.

    The retirement plans will qualify under this category only if the plans or their sponsoring organization inform MFSC prior to the purchases that the plans have a market value of $500,000 or more invested in shares of any class or classes of the MFS funds; MFSC has no obligation independently to determine whether such plans qualify under this category.

- Investments in class A shares by certain retirement plans subject to ERISA, if

  ▶ the plan established an account with MFSC between July 1, 1997 and December 31, 1999;

  ▶ the plan records are maintained on a pooled basis by MFSC; and

  ▶ the sponsoring organization demonstrates to the satisfaction of MFD that, at the time of purchase, the employer has at least 200 eligible employees and the plan has aggregate assets of at least $2,000,000.

▶ Class B Shares

You may purchase class B shares at net asset value without an initial sales charge, but if you redeem your shares within the first six years you may be subject to a CDSC (declining from 4.00% during the first year to 0% after six years). Class B shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually.

The CDSC is imposed according to the following schedule:

Year of Redemption After Purchases	Contingent Deferred Sales Charge
First	4%
Second	4%
Third	3%
Fourth	3%
Fifth	2%
Sixth	1%
Seventh and following	0%

If you hold class B shares for approximately eight years, they will convert to class A shares of the fund. All class B shares you purchased through the reinvestment of dividends and distributions will be held in a separate sub-account. Each time any class B shares in your account convert to class A shares, a proportionate number of the class B shares in the sub-account will also convert to class A shares.

▶ Class C Shares

You may purchase class C shares at net asset value without an initial sales charge, but if you redeem your shares within the first year you may be subject to a CDSC of 1.00%. Class C shares have annual distribution and service fees up to a maximum of 1.00% of net assets annually. Class C shares do not convert to any other class of shares of the fund.

▶ Calculation of CDSC

As discussed above, certain investments in class A, B and C shares will be subject to a CDSC. Three different aging schedules apply to the calculation of the CDSC:

- Purchases of class A shares made on any day during a calendar month will age one month on the last day of the month, and each subsequent month.

- Purchases of class C shares, and purchases of class B shares on or after January 1, 1993, made on any day during a calendar month will age one year at the close of business on the last day of that month in the following calendar year, and each subsequent year.

- Purchases of class B shares prior to January 1, 1993 made on any day during a calendar year will age one year at the close of business on December 31 of that year, and each subsequent year.

No CDSC is assessed on the value of your account represented by appreciation or additional shares acquired through the automatic reinvestment of dividends or capital gain distributions. Therefore, when you redeem your shares, only the value of the shares in excess of these amounts (i.e., your direct investment) is subject to a CDSC.

The CDSC will be applied in a manner that results in the CDSC being imposed at the lowest possible rate, which means that the CDSC will be applied against the lesser of your direct investment or the total cost of your shares. The applicability of a CDSC will not be affected by exchanges or transfers of registration, except as described in the SAI.

▶ Distribution and Service Fees

The fund has adopted a plan under Rule 12b-1 that permits it to pay marketing and other fees to support the sale and distribution of class A, B and C shares and the services provided to you by your financial adviser. These annual distribution and service fees may equal up to 0.50% for class A shares (0.25% distribution fee and 0.25% service fee) and 1.00% for each of class B and class C shares (a 0.75% distribution fee and a 0.25% service fee), and are paid out of the assets of these classes. Over time, these fees will increase the cost of your shares and may cost you more than paying other types of sales charges.

VI   HOW TO PURCHASE, EXCHANGE AND REDEEM SHARES

You may purchase, exchange and redeem class A, B and C shares of the fund in the manner described below. In addition, you may be eligible to participate in certain investor services and programs to purchase, exchange and redeem these classes of shares, which are described in the next section under the caption "Investor Services and Programs."

▶ How to Purchase Shares

Initial Purchase. You can establish an account by having your financial adviser process your purchase. The minimum initial investment is $1,000. However, in the following circumstances the minimum initial investment is only $50 per account:

- if you establish an automatic investment plan;

- if you establish an automatic exchange plan; or

- if you establish an account under either:

  - ▶ tax-deferred retirement programs (other than IRAs) where investments are made by means of group remittal statements; or

  - ▶ employer sponsored investment programs.

The minimum initial investment for IRAs is $250 per account. The maximum investment in class C shares is $1,000,000 per transaction. Class C shares are not available for purchase by any retirement plan qualified under Section 401(a) or 403(b) of the Internal Revenue Code if the plan or its sponsor subscribes to certain recordkeeping services made available by MFSC, such as the MFS Corporate Plan Services 401(k) Plan.

Adding to Your Account. There are several easy ways you can make additional investments of at least $50 to your account:

- send a check with the returnable portion of your statement;

- ask your financial adviser to purchase shares on your behalf;

- wire additional investments through your bank (call MFSC first for instructions); or

- authorize transfers by phone between your bank account and your MFS account (the maximum purchase amount for this method is $100,000). You must elect this privilege on your account application if you wish to use it.

▶ How to Exchange Shares

You can exchange your shares for shares of the same class of certain other MFS funds at net asset value by having your financial adviser process your exchange request or by contacting MFSC directly. The minimum exchange amount is generally $1,000 ($50 for exchanges made under the automatic exchange plan). Shares otherwise subject to a CDSC will not be charged a CDSC in an exchange. However, when you redeem the shares

acquired through the exchange, the shares you redeem may be subject to a CDSC, depending upon when you originally purchased the shares you exchanged. For purposes of computing the CDSC, the length of time you have owned your shares will be measured from the date of original purchase and will not be affected by any exchange.

Sales charges may apply to exchanges made from the MFS money market funds. Certain qualified retirement plans may make exchanges between the MFS funds and the MFS Fixed Fund, a bank collective investment fund, and sales charges may also apply to these exchanges. Call MFSC for information concerning these sales charges.

Exchanges may be subject to certain limitations and are subject to the MFS funds' policies concerning excessive trading practices, which are policies designed to protect the funds and their shareholders from the harmful effect of frequent exchanges. These limitations and market timing policies are described below under the captions "Right to Reject or Restrict Purchase" and "Exchange Orders and Excessive Trading Practices." You should read the prospectus of the MFS fund into which you are exchanging and consider the differences in objectives, policies and rules before making any exchange.

▶ How to Redeem Shares

You may redeem your shares either by having your financial adviser process your redemption or by contacting MFSC directly. The fund sends out your redemption proceeds within seven days after your request is received in good order. "Good order" generally means that the stock power, written request for redemption, letter of instruction or certificate must be endorsed by the record owner(s) exactly as the shares are registered. In addition, you need to have your signature guaranteed and/or submit additional documentation to redeem your shares. See "Signature Guarantee/Additional Documentation" below, or contact MFSC for details (see back cover page for address and phone number).

Under unusual circumstances such as when the New York Stock Exchange is closed, trading on the Exchange is restricted or if there is an emergency, the fund may suspend redemptions or postpone payment. If you purchased the shares you are redeeming by check, the fund may delay the payment of the redemption proceeds until the check has cleared, which may take up to 15 days from the purchase date.

Redeeming Directly Through MFSC

- **By Telephone.** You can call MFSC to have shares redeemed from your account and the proceeds wired or mailed (depending on the amount redeemed) directly to a pre-designated bank account. MFSC will request personal or other information from you and will generally record the calls. MFSC will be responsible for losses that result from unauthorized telephone transactions if it does not follow reasonable procedures designed to verify your identity. You must elect this privilege on your account application if you wish to use it.

- **By Mail.** To redeem shares by mail, you can send a letter to MFSC with the name of your fund, your account number, and the number of shares or dollar amount to be sold.

Redeeming Through Your Financial Adviser. You can call your financial adviser to process a redemption on your behalf. Your financial adviser will be responsible for furnishing all necessary documents to MFSC and may charge you for this service.

Signature Guarantee/Additional Documentation. In order to protect against fraud, the fund requires that your signature be guaranteed in order to redeem your shares. Your signature may be guaranteed by an eligible bank, broker, dealer, credit union, national securities exchange, registered securities association, clearing agency, or savings association. MFSC may require additional documentation for certain types of registrations and transactions. Signature guarantees and this additional documentation shall be accepted in accordance with policies established by MFSC, and MFSC may make certain de minimis exceptions to these requirements.

▶ Other Considerations

Right to Reject or Restrict Purchase and Exchange Orders. Purchases and exchanges should be made for investment purposes only. The MFS funds each reserve the right to reject or restrict any specific purchase or exchange request. Because an exchange request involves both a request to redeem shares of one fund and to purchase shares of another fund, the MFS funds consider the underlying redemption and purchase requests conditioned upon the acceptance of each of these underlying requests. Therefore, in the event that the MFS funds reject an exchange request, neither the redemption nor the purchase side of the exchange will be processed. When a fund determines that the level of exchanges on any day may be harmful to its remaining shareholders, the fund may delay the payment of exchange proceeds for up to seven days to permit cash to be raised through the orderly liquidation of its portfolio securities to pay the redemption proceeds. In this case, the purchase side of the exchange will be delayed until the exchange proceeds are paid by the redeeming fund.

Excessive Trading Practices. The MFS funds do not permit market-timing or other excessive trading practices. Excessive, short-term (market-timing) trading practices may disrupt portfolio management strategies and harm fund performance. As noted above, the MFS funds reserve the right to reject or restrict any purchase order (including exchanges) from any investor. To minimize harm to the MFS funds and their shareholders, the MFS funds will exercise these rights if an investor has a history of excessive trading or if an investor's trading, in the judgment of the MFS funds, has been or may be disruptive to a fund. In making this judgment, the MFS funds may consider trading done in multiple accounts under common ownership or control.

Reinstatement Privilege. After you have redeemed shares, you have a one-time right to reinvest the proceeds within 90 days of the redemption at the current net asset value (without an initial sales charge). If the redemption involved a CDSC, your account will be credited with the appropriate amount of the CDSC paid; however, your new shares will be subject to a CDSC which will be determined from the date you originally purchased the shares redeemed. This privilege applies to shares of the MFS money market funds only under certain circumstances.

In-kind Distributions. The MFS funds have reserved the right to pay redemption proceeds by a distribution in-kind of portfolio securities (rather than cash). In the event that the fund makes an in-kind distribution, you could incur the brokerage and transaction charges when converting the securities to cash. The fund does not expect to make in-kind distributions, and if it does, the fund will pay, during any 90-day period, your redemption proceeds in cash up to either $250,000 or 1% of the fund's net assets, whichever is less.

Involuntary Redemptions/Small Accounts. Because it is costly to maintain small accounts, the MFS funds have generally reserved the right to automatically redeem shares and close your account when it contains less than $500 due to your redemptions or exchanges. Before making this automatic redemption, you will be notified and given 60 days to make additional investments to avoid having your shares redeemed.

VII   INVESTOR SERVICES AND PROGRAMS

As a shareholder of the fund, you have available to you a number of services and investment programs. Some of these services and programs may not be available to you if your shares are held in the name of your financial adviser or if your investment in the fund is made through a retirement plan.

▶ Distribution Options

The following distribution options are generally available to all accounts and you may change your distribution option as often as you desire by notifying MFSC:

- Dividend and capital gain distributions reinvested in additional shares (this option will be assigned if no other option is specified);

- Dividend distributions in cash; capital gain distributions reinvested in additional shares; or

- Dividend and capital gain distributions in cash.

Reinvestments (net of any tax withholding) will be made in additional full and fractional shares of the same class of shares at the net asset value as of the close of business on the record date. Distributions in amounts less than $10 will automatically be reinvested in additional shares of the fund. If you have elected to receive distributions in cash, and the postal or other delivery service is unable to deliver checks to your address of record, or you do not respond to mailings from MFSC with regard to uncashed distribution checks, your distribution option will automatically be converted to having all distributions reinvested in additional shares. Your request to change a distribution option must be received by MFSC by the record date for a distribution in order to be effective for that distribution. No interest will accrue on amounts represented by uncashed distribution or redemption checks.

▶ Purchase and Redemption Programs

For your convenience, the following purchase and redemption programs are made available to you with respect to class A, B and C shares, without extra charge:

Automatic Investment Plan. You can make cash investments of $50 or more through your checking account or savings account on any day of the month. If you do not specify a date, the investment will automatically occur on the first business day of the month.

Automatic Exchange Plan. If you have an account balance of at least $5,000 in any MFS fund, you may participate in the automatic exchange plan, a dollar-cost averaging program. This plan permits you to make automatic monthly or quarterly exchanges from your account in an MFS fund for shares of the same class of shares of other MFS funds. You may make exchanges of at least $50 to up to six different funds under this plan. Exchanges will generally be made at net asset value without any sales charges. If you exchange shares out of the MFS Money Market Fund or MFS Government Money Market

Fund, or if you exchange class A shares out of the MFS Cash Reserve Fund, into class A shares of any other MFS fund, you will pay the initial sales charge if you have not already paid this charge on these shares.

Reinvest Without a Sales Charge. You can reinvest dividend and capital gain distributions into your account without a sales charge to add to your investment easily and automatically.

Distribution Investment Program. You may purchase shares of any MFS fund without paying an initial sales charge or a CDSC upon redemption by automatically reinvesting a minimum of $50 of dividend and capital gain distributions from the same class of another MFS fund.

Letter of Intent (LOI). If you intend to invest $100,000 or more in the MFS funds (including the MFS Fixed Fund) within 13 months, you may buy class A shares of the funds at the reduced sales charge as though the total amount were invested in class A shares in one lump sum. If you intend to invest $1 million or more under this program, the time period is extended to 36 months. If the intended purchases are not completed within the time period, shares will automatically be redeemed from a special escrow account established with a portion of your investment at the time of purchase to cover the higher sales charge you would have paid had you not purchased your shares through this program.

Right of Accumulation. You will qualify for a lower sales charge on your purchases of class A shares when your new investment in class A shares, together with the current (offering price) value of all your holdings in the MFS funds (including the MFS Fixed Fund), reaches a reduced sales charge level.

Systematic Withdrawal Plan. You may elect to automatically receive (or designate someone else to receive) regular periodic payments of at least $100. Each payment under this systematic withdrawal is funded through the redemption of your fund shares. For class B and C shares, you can receive up to 10% (15% for certain IRA distributions) of the value of your account through these payments in any one year (measured at the time you establish this plan). You will incur no CDSC on class B and C shares redeemed under this plan. For class A shares, there is no similar percentage limitation; however, you may incur the CDSC (if applicable) when class A shares are redeemed under this plan.

▶ Pricing of Fund Shares

The price of each class of the fund's shares is based on its net asset value. The net asset value of each class of shares is determined at the close of regular trading each day that the New York Stock Exchange is open for trading (generally, 4:00 p.m., Eastern time) (referred to as the valuation time). The New York Stock Exchange is closed on most national holidays and Good Friday. To determine net asset value, the fund values its assets at current market values, or at fair value as determined by the adviser under the direction of the Board of Trustees that oversees the fund if current market values are unavailable. Fair value pricing may be used by the fund when current market values are unavailable or when an event occurs after the close of the exchange on which the fund's portfolio securities are principally traded that is likely to have changed the value of the securities. The use of fair value pricing by the fund may cause the net asset value of its shares to differ significantly from the net asset value that would be calculated using current market values.

You will receive the net asset value next calculated, after the deduction of applicable sales charges and any required tax withholding, if your order is complete (has all required information) and MFSC receives your order by:

- the valuation time, if placed directly by you (not through a financial adviser such as a broker or bank) to MFSC; or

- MFSC's close of business, if placed through a financial adviser, so long as the financial adviser (or its authorized designee) received your order by the valuation time.

The fund invests in certain securities which are primarily listed on foreign exchanges that trade on weekends and other days when the fund does not price its shares. Therefore, the value of the fund's shares may change on days when you will not be able to purchase or redeem the fund's shares.

▶ Distributions

The fund intends to pay substantially all of its net income (including any realized net capital gains) to shareholders as dividends at least annually.

▶ Tax Considerations

The following discussion is very general. You are urged to consult your tax adviser regarding the effect that an investment in the fund may have on your particular tax situation.

Taxability of Distributions. As long as the fund qualifies for treatment as a regulated investment company (which it has in the past and intends to do in the future), it pays no federal income tax on the earnings it distributes to shareholders.

You will normally have to pay federal income taxes, and any state or local taxes, on the distributions you receive from the fund, whether you take the distributions in cash or

reinvest them in additional shares. Distributions designated as capital gain dividends are taxable as long-term capital gains. Other distributions are generally taxable as ordinary income. Some dividends paid in January may be taxable as if they had been paid the previous December.

The Form 1099 that is mailed to you every January details your distributions and how they are treated for federal tax purposes.

Fund distributions will reduce the fund's net asset value per share. Therefore, if you buy shares shortly before the record date of a distribution, you may pay the full price for the shares and then effectively receive a portion of the purchase price back as a taxable distribution.

The fund may be eligible to elect to "pass through" to you foreign income taxes that it pays. If the fund makes this election, you will be required to include your share of those taxes in gross income as a distribution from the fund. You will then be allowed to claim a credit (or a deduction, if you itemize deductions) for such amounts on your federal income tax return, subject to certain limitations.

If you are neither a citizen nor a resident of the U.S., the fund will withhold U.S. federal income tax at the rate of 30% on taxable dividends and other payments that are subject to such withholding. You may be able to arrange for a lower withholding rate under an applicable tax treaty if you supply the appropriate documentation required by the fund. The fund is also required in certain circumstances to apply backup withholding at the rate of 31% on taxable dividends and redemption proceeds paid to any shareholder (including a shareholder who is neither a citizen nor a resident of the U.S.) who does not furnish to the fund certain information and certifications or who is otherwise subject to backup withholding. Backup withholding will not, however, be applied to payments that have been subject to 30% withholding. Prospective investors should read the fund's Account Application for additional information regarding backup withholding of federal income tax.

Taxability of Transactions. When you redeem, sell or exchange shares, it is generally considered a taxable event for you. Depending on the purchase price and the sale price of the shares you redeem, sell or exchange, you may have a gain or a loss on the transaction. You are responsible for any tax liabilities generated by your transaction.

▶ Unique Nature of Fund

MFS may serve as the investment adviser to other funds which have investment goals and principal investment policies and risks similar to those of the fund, and which may be managed by the members of the fund's investment committee. While the fund may have many similarities to these other funds, its investment performance will differ from their investment performance. This is due to a number of differences between the funds, including differences in sales charges, expense ratios and cash flows.

▶ Provision of Annual and Semiannual Reports and Prospectuses

The fund produces financial reports every six months and updates its prospectus annually. To avoid sending duplicate copies of materials to households, only one copy of the fund's annual and semiannual report and prospectus will be mailed to shareholders having the same residential address on the fund's records. However, any shareholder may contact MFSC (see back cover for address and phone number) to request that copies of these reports and prospectuses be sent personally to that shareholder.

IX   FINANCIAL HIGHLIGHTS

The financial highlights table is intended to help you understand the fund's financial performance since the fund's inception. Certain information reflects financial results for a single fund share. The total returns in the table represent the rate by which an investor would have earned (or lost) on an investment in the fund (assuming reinvestment of all distributions). This information has been audited by the fund's independent auditors, whose report, together with the fund's financial statements, are included in the fund's Annual Report to shareholders. The fund's Annual Report is available upon request by contacting MFSC (see back cover for address and telephone number). These financial statements are incorporated by reference into the SAI. The fund's independent auditors are Ernst & Young LLP.

Class A Shares

	Year Ended May 31,				Period Ended May 31, 1996***
	2000	1999	1998	1997	
	Class A				
Per share data (for a share outstanding throughout each period):					
Net asset value—beginning of period	$ 13.77	$ 16.06	$ 18.96	$ 16.52	$ 15.00
Income from investment operations# –					
Net investment income (loss)§	$ (0.15)	$ 0.05	$ (0.02)	$ (0.07)	$ 0.04
Net realized and unrealized gain (loss) on investments and foreign currency.	1.73	(2.25)	(2.64)	2.74	1.50
Total from investment operations	$ 1.58	$ (2.20)	$ (2.66)	$ 2.67	$ 1.54
Less distributions declared to shareholders –					
From net investment income	$ —	$ —	$ —	$ —	$ (0.02)
From net realized gain on investments and foreign currency transactions	—	—	(0.16)	(0.23)	—
In excess of net investment income foreign currency transactions	—	—	(0.08)	—	—
In excess of net realized gain on investments and foreign currency transactions.	—	(0.09)	—	—	—
Total distributions declared to shareholders	$ —	$ (0.09)	$ (0.24)	$ (0.23)	$ (0.02)
Net asset value—end of period.	$ 15.35	$ 13.77	$ 16.06	$ 18.96	$ 16.52
Total return‡	11.47%	(13.56)%	(14.09)%	16.43%	10.24%††
Ratios (to average net assets)/Supplemental data§:					
Expenses##	2.26%	2.45%	2.35%	2.51%	2.48%†
Net investment income (loss).	(0.92)%	0.37%	(0.12)%	(0.42)%	0.35%†
Portfolio turnover.	161%	108%	83%	47%	22%
Net assets at end of period (000 omitted) . . .	$34,515	$29,233	$36,669	$37,540	$19,861

*** For the period from the commencement of the fund's investment operations, October 24, 1995 through May 31, 1996.

†   Annualized.

†† Not annualized.

Per share data are based on average shares outstanding.

Ratios do not reflect reductions from certain expense offset arrangements.

‡   Total returns for class A shares do not include the applicable sales charge. If the charge had been included, the results would have been lower.

§   Effective July 1, 1999, the investment adviser voluntarily waived a portion of its fee. For the years ended May 31, 1998, and 1997, subject to reimbursement by the fund, MFS voluntarily agreed, under a temporary expense reimbursement agreement, to pay all of the fund's operating expenses, exclusive of management and distribution fees. In consideration, the fund paid MFS a fee not greater than 0.75% of average daily net assets. For the period ended May 31, 1996, the adviser voluntarily agreed to maintain total expenses of the fund at not more than 2.50%, 3.07%, and 3.00% of average daily net assets for class A, class B, and class C shares, respectively. If these fees had not been incurred by the fund, the net investment income (loss) ratios would have been:

Net investment income (loss)	$(0.17)	$ —	$ (0.02)	$ (0.06)	$ 0.02
Ratios (to average net assets):					
Expenses##	2.40%	—	2.31%	2.45%	2.73%†
Net investment income (loss)	(1.06)%	—	(0.08)%	(0.37)%	0.10%†

Class B Shares

	Year Ended May 31,				Period Ended May 31,
	2000	**1999**	**1998**	**1997**	**1996***
Per share data (for a share outstanding throughout each period):					
Net asset value — beginning of period	$ 13.64	$ 16.00	$ 18.89	$ 16.47	$ 15.00
Income from investment operations# —					
Net investment loss§	$ (0.22)	$ (0.01)	$ (0.13)	$ (0.15)	$ (0.02)
Net realized and unrealized gain (loss) on investments and foreign currency	1.71	(2.26)	(2.60)	2.73	1.50
Total from investment operations	$ 1.49	$ (2.27)	$ (2.73)	$ 2.58	$ 1.48
Less distributions declared to shareholders —					
From net realized gain on investments foreign currency transactions	$ —	$ —	$ (0.16)	$ (0.16)	$ —
In excess of net investment income and foreign currency transactions	—	—	—	—	(0.01)
In excess of net realized gain on investments and foreign currency transactions	—	(0.09)	—	—	—
Total distributions declared to shareholders	$ —	$ (0.09)	$ (0.16)	$ (0.16)	$ (0.01)
Net asset value — end of period	$ 15.13	$ 13.64	$ 16.00	$ 18.89	$ 16.47
Total return	11.00%	(14.05)%	(14.49)%	15.87%	9.85%††
Ratios (to average net assets)/Supplemental data§:					
Expenses##	2.75%	2.95%	2.85%	3.04%	3.06%†
Net investment loss	(1.40)%	(0.09)%	(0.67)%	(0.87)%	(0.19)%†
Portfolio turnover	161%	108%	83%	47%	22%
Net assets at end of period (000 omitted) ...	$34,374	$32,257	$39,978	$51,020	$20,021

*** For the period from the commencement of the fund's investment operations, October 24, 1995 through May 31, 1996.

† Annualized.

†† Not annualized.

\# Per share data are based on average shares outstanding.

\## Ratios do not reflect reductions from certain expense offset arrangements.

§ Effective July 1, 1999, the investment adviser voluntarily waived a portion of its fee. For the years ended May 31, 1998, and 1997, subject to reimbursement by the fund, MFS voluntarily agreed, under a temporary expense reimbursement agreement, to pay all of the fund's operating expenses, exclusive of management and distribution fees. In consideration, the fund paid MFS a fee not greater than 0.75% of average daily net assets. For the period ended May 31, 1996, the adviser voluntarily agreed to maintain total expenses of the fund at not more than 2.50%, 3.07%, and 3.00% of average daily net assets for class A, class B, and class C shares, respectively. If these fees had not been incurred by the fund, the net investment income (loss) ratios would have been:

Net investment income (loss)	$ (0.24)	$ —	$ (0.12)	$ (0.14)	$ 0.08
Ratios (to average net assets):					
Expenses##	2.89%	—	2.81%	2.98%	3.30%†
Net investment loss	(1.54)%	—	(0.63)%	(0.82)%	(0.44)%†

Class C Shares

	Year Ended May 31,			Period Ended May 31,
	2000	**1999**	**1998**	**1997*** *
Per share data (for a share outstanding throughout each period):				
Net asset value — beginning of period	$13.57	$ 15.88	$ 18.76	$16.77
Income from investment operations# —				
Net investment loss§	$ (0.21)	$ (0.01)	$ (0.12)	$ (0.08)
Net realized and unrealized gain (loss) on investments and foreign currency	1.69	(2.21)	(2.58)	2.36
Total from investment operations	$ 1.48	$ (2.22)	$ (2.70)	$ 2.28
Less distributions declared to shareholders —				
From net investment income	$ —	$ —	$ (0.02)	$ —
From net realized gain on investments and foreign currency transactions	—	—	(0.16)	(0.29)
In excess of net realized gain on investments and foreign currency transactions	—	(0.09)	—	—
Total distributions declared to shareholders .	$ —	$ (0.09)	$ (0.18)	$ (0.29)
Net asset value — end of period	$15.05	$ 13.57	$ 15.88	$18.76
Total return	10.91%	(13.84)%	(14.44)%	13.89%††
Ratios (to average net assets)/Supplemental data§:				
Expenses##	2.75%	2.93%	2.84%	3.00%†
Net investment loss	(1.33)%	(0.10)%	(0.66)%	(0.48)%†
Portfolio turnover	161%	108%	83%	47%
Net assets at end of period (000 omitted)	$4,860	$ 4,182	$ 3,478	$2,659

*** For the period from the inception of offering Class C shares, June 27, 1996, through May 31, 1997.

† Annualized.

†† Not annualized.

Per share data are based on average shares outstanding.

Ratios do not reflect reductions from certain expense offset arrangements.

§ Effective July 1, 1999, the investment adviser voluntarily waived a portion of its fee. For the years ended May 31, 1998, and 1997, subject to reimbursement by the fund, MFS voluntarily agreed, under a temporary expense reimbursement agreement, to pay all of the fund's operating expenses, exclusive of management and distribution fees. In consideration, the fund paid MFS a fee not greater than 0.75% of average daily net assets. For the period ended May 31, 1996, the adviser voluntarily agreed to maintain total expenses of the fund at not more than 2.50%, 3.07%, and 3.00% of average daily net assets for class A, class B, and class C shares, respectively. If these fees had not been incurred by the fund, the net investment loss ratios would have been:

Net investment loss	$ (0.23)	$ —	$ (0.12)	$ (0.07)
Ratios (to average net assets):				
Expenses##	2.89%	—	2.80%	2.97%†
Net investment loss	(1.47)%	—	(0.62)%	(0.39)%†

▶ Investment Techniques and Practices

In pursuing its investment objective, the fund may engage in the following principal and non-principal investment techniques and practices. Investment techniques and practices which are the principal focus of the fund are also described, together with their risks, in the Risk Return Summary of the Prospectus. Both principal and non-principal investment techniques and practices are described, together with their risks, in the SAI.

Investment Techniques/Practices

Symbols	✔ permitted	— not permitted
Debt Securities		
Asset-Backed Securities		
Collateralized Mortgage Obligations and Multiclass Pass-Through Securities		—
Corporate Asset-Backed Securities		—
Mortgage Pass-Through Securities		—
Stripped Mortgage-Backed Securities		—
Corporate Securities		✔
Loans and Other Direct Indebtedness		✔
Lower Rated Bonds		✔
Municipal Bonds		—
Speculative Bonds		✔
U.S. Government Securities		✔
Variable and Floating Rate Obligations		✔
Zero Coupon Bonds, Deferred Interest Bonds and PIK Bonds		✔
Equity Securities		✔
Foreign Securities Exposure		
Brady Bonds		✔
Depositary Receipts		✔
Dollar-Denominated Foreign Debt Securities		✔
Emerging Markets		✔
Foreign Securities		✔
Forward Contracts		✔
Futures Contracts		✔
Indexed Securities		✔
Inverse Floating Rate Obligations		—

Investment Techniques/Practices (continued)

Symbols	✔ permitted	— not permitted
Investment in Other Investment Companies		
Open-End Funds		✔
Closed-End Funds		✔
Lending of Portfolio Securities		✔
Leveraging Transactions		
Bank Borrowings		—
Mortgage "Dollar-Roll" Transactions		—
Reverse Repurchase Agreements		—
Options		
Options on Foreign Currencies		✔
Options on Futures Contracts		✔
Options on Securities		✔
Options on Stock Indices		✔
Reset Options		—
"Yield Curve" Options		✔
Repurchase Agreements		✔
Restricted Securities		✔
Short Sales		—
Short Sales Against the Box		✔
Short Term Instruments		✔
Swaps and Related Derivative Instruments		✔
Temporary Borrowings		✔
Temporary Defensive Positions		✔
Warrants		✔
"When-issued" Securities		✔

MFS® EMERGING MARKETS EQUITY FUND

If you want more information about the fund, the following documents are available free upon request:

Annual/Semiannual Reports. These reports contain information about the fund's actual investments. Annual reports discuss the effect of recent market conditions and the fund's investment strategy on the fund's performance during its last fiscal year.

Statement of Additional Information (SAI). The SAI, dated October 1, 2000, provides more detailed information about the fund and is incorporated into this prospectus by reference.

You can get free copies of the annual/semiannual reports, the SAI and other information about the fund, and make inquiries about the fund, by contacting:

> MFS Service Center, Inc.
> 2 Avenue de Lafayette
> Boston, MA 02111-1738
> Telephone: **1-800-225-2606**
> Internet: http://www.mfs.com

Information about the fund (including its prospectus, SAI and shareholder reports) can be reviewed and copied at the:

> Public Reference Room
> Securities and Exchange Commission
> Washington, D.C., 20549-0102

Information on the operation of the Public Reference Room may be obtained by calling the Commission at 202-942-8090. Reports and other information about the fund are available on the EDGAR Database on the Commission's Internet website at http://www.sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee by electronic request at the following e-mail address: publicinfo@sec.gov, or by writing the Public Reference Section at the above address.

The fund's Investment Company Act file number is 811-4492

FEM-1 9/00 85/285/385/885 104M


INVESTMENT MANAGEMENT

We invented the mutual fund®

Statement of Additional Information

A Series of MFS Series Trust X
500 Boylston Street, Boston, MA 02116
(617) 954-5000

This Statement of Additional Information, as amended or supplemented from time to time (the "SAI"), sets forth information which may be of interest to investors but which is not necessarily included in the Fund's Prospectus dated October 1, 2000. This SAI should be read in conjunction with the Prospectus. The Fund's financial statements are incorporated into this SAI by reference to the Fund's most recent Annual Report to shareholders. A copy of the Annual Report accompanies this SAI. You may obtain a copy of the Fund's Prospectus and Annual Report without charge by contacting MFS Service Center, Inc. (see back cover of Part II of this SAI for address and phone number).

This SAI is divided into two Parts — Part I and Part II. Part I contains information that is particular to the Fund, while Part II contains information that generally applies to each of the funds in the MFS Family of Funds (the "MFS Funds"). Each Part of the SAI has a variety of appendices which can be found at the end of Part I and Part II, respectively.

This SAI is NOT a prospectus and is authorized for distribution to prospective investors only if preceded or accompanied by a current prospectus.

FEM-1 9/00 85/285/385/885 1M

Statement of Additional Information

PART I

Part I of this SAI contains information that is particular to the Fund.

TABLE OF CONTENTS

		Page
I	Definitions	1
II	Management of the Fund	1
	The Fund	1
	Trustees and Officers — Identification and Background	1
	Trustee Compensation	1
	Affiliated Service Provider Compensation	1
III	Sales Charges and Distribution Plan Payments	1
	Sales Charges	1
	Distribution Plan Payments	1
IV	Portfolio Transactions and Brokerage Commissions	1
V	Share Ownership	1
VI	Performance Information	1
VII	Investment Techniques, Practices, Risks and Restrictions	2
	Investment Techniques, Practices and Risks	2
	Investment Restrictions	2
VIII	Tax Considerations	3
IX	Independent Auditors and Financial Statements	3
	Appendix A — Trustees and Officers — Identification and Background	A-1
	Appendix B — Trustee Compensation	B-1
	Appendix C — Affiliated Service Provider Compensation	C-1
	Appendix D — Sales Charges and Distribution Plan Payments	D-1
	Appendix E — Portfolio Transactions and Brokerage Commissions	E-1
	Appendix F — Share Ownership	F-1
	Appendix G — Performance Information	G-1

I DEFINITIONS

"Fund" – MFS Emerging Markets Equity Fund, a diversified series of the Trust. The Fund was known as MFS/Foreign Colonial Emerging Markets Equity Fund, prior to December 1, 1999.

"Trust" – MFS Series Trust X, a Massachusetts business trust organized in 1985. The Trust has changed its name several times during the past five years. The Trust was previously known as MFS Government Mortgage Fund (prior to June 2, 1995), MFS Government Income Plus Fund (prior to March 1, 1993), MFS Government Income Plus Trust (prior to August 3, 1992) and MFS Government Securities Trust (after December 7, 1990).

"MFS" or the "Adviser" – Massachusetts Financial Services Company, a Delaware corporation.

"MFD" – MFS Fund Distributors, Inc., a Delaware corporation.

"MFSC" – MFS Service Center, Inc., a Delaware corporation.

"Prospectus" – The Prospectus of the Fund, dated October 1, 2000, as amended or supplemented from time to time.

II MANAGEMENT OF THE FUND

The Fund
The Fund is a diversified series of the Trust. This means that, with respect to 75% of its total assets, the fund may not (1) purchase more than 10% of the outstanding voting securities of any one issuer, or (2) purchase securities of any issuer if as a result more than 5% of the Fund's total assets would be invested in that issuer's securities. This limitation does not apply to obligations of the U.S. Government or its agencies or instrumentalities. The Trust is an open-end management investment company.

The Fund and its Adviser and Distributor have adopted a code of ethics as required under the Investment Company Act of 1940 ("the 1940 Act"). Subject to certain conditions and restrictions, this code permits personnel subject to the code to invest in securities for their own accounts, including securities that may be purchased, held or sold by the Fund. Securities transactions by some of these persons may be subject to prior approval of the Adviser's Compliance Department. Securities transactions of certain personnel are subject to quarterly reporting and review requirements. The code is on public file with, and is available from, the SEC. See the back cover of the prospectus for information on obtaining a copy.

Trustees and Officers — Identification and Background
The identification and background of the Trustees and officers of the Trust are set forth in *Appendix A* of this Part I.

Trustee Compensation
Compensation paid to the non-interested Trustees and to Trustees who are not officers of the Trust, for certain specified periods, is set forth in *Appendix B* of this Part I.

Affiliated Service Provider Compensation
Compensation paid by the Fund to its affiliated service providers — to MFS, for investment advisory and administrative services, and to MFSC, for transfer agency services — for certain specified periods is set forth in *Appendix C* to this Part I.

III SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges
Sales charges paid in connection with the purchase and sale of Fund shares for certain specified periods are set forth in *Appendix D* to this Part I, together with the Fund's schedule of dealer reallowances.

Distribution Plan Payments
Payments made by the Fund under the Distribution Plan for its most recent fiscal year end are set forth in *Appendix D* to this Part I.

IV PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage commissions paid by the Fund for certain specified periods, and information concerning purchases by the Fund of securities issued by its regular broker-dealers for its most recent fiscal year, are set forth in *Appendix E* to this Part I.

Broker-dealers may be willing to furnish statistical, research and other factual information or services ("Research") to the Adviser for no consideration other than brokerage or underwriting commissions. Securities may be bought or sold from time to time through such broker-dealers, on behalf of the fund. The Trustees (together with the Trustees of certain other MFS funds) have directed the Adviser to allocate a total of $43,800 of commission business from certain MFS funds including the fund to the Pershing Division of Donaldson Lufkin & Jenrette as consideration for the annual renewal of certain publications provided by Lipper Inc. (which provides information useful to the Trustees in reviewing the relationship between the fund and the Adviser).

V SHARE OWNERSHIP

Information concerning the ownership of Fund shares by Trustees and officers of the Trust as a group, by investors who control the Fund, if any, and by investors who own 5% or more of any class of Fund shares, if any, is set forth in *Appendix F* to this Part I.

VI PERFORMANCE INFORMATION

Performance information, as quoted by the Fund in sales literature and marketing materials, is set forth in *Appendix G* to this Part I.

Ⓥ️ⓘ️ INVESTMENT TECHNIQUES, PRACTICES, RISKS AND RESTRICTIONS

Investment Techniques, Practices and Risks

The investment objective and principal investment policies of the Fund are described in the Prospectus. In pursuing its investment objective and principal investment policies, the Fund may engage in a number of investment techniques and practices, which involve certain risks. These investment techniques and practices, which may be changed without shareholder approval unless indicated otherwise, are identified in *Appendix A* to the Prospectus, and are more fully described, together with their associated risks, in Part II of this SAI. The following percentage limitations apply to these investment techniques and practices:

- Emerging Market Securities may not exceed 100% of the Fund's net assets

- Lower Rated and Brady Bonds may not exceed 15% of net assets

- Lending of Portfolio Securities may not exceed 30% of the Fund's net assets

Investment Restrictions

The Fund has adopted the following restrictions which cannot be changed without the approval of the holders of a majority of the Fund's shares (which, as used in this SAI, means the lesser of (i) more than 50% of the outstanding shares of the Trust or the Fund or class, as applicable, or (ii) 67% or more of the outstanding shares of the Trust or the Fund or class, as applicable, present at a meeting at which holders of more than 50% of the outstanding shares of the Trust or the Fund or class, as applicable, are represented in person or by proxy). Except with respect to the Fund's policy on borrowing and investing in illiquid securities, these investment restrictions and policies are adhered to at the time of purchase or utilization of assets; a subsequent change in circumstances will not be considered to result in a violation of policy. In the event of a violation of nonfundamental investment policy (1), the Fund will reduce the percentage of its assets invested in illiquid investments in due course, taking into account the best interests of shareholders.

The Fund may not:

(1) borrow amounts in excess of 33⅓% of its assets including amounts borrowed;

(2) underwrite securities issued by other persons except insofar as the Fund may technically be deemed an underwriter under the Securities Act of 1933 in selling a portfolio security;

(3) purchase or sell real estate (including limited partnership interests but excluding securities secured by real estate or interests therein and securities of companies, such as real estate investment trusts, which deal in real estate or interests therein), interests in oil, gas or mineral leases, commodities or commodity contracts (excluding Options, Options on Futures Contracts, Options on Stock Indices, Options on Foreign Currency and any other type of option, Futures Contracts, any other type of futures contract, and Forward Contracts) in the ordinary course of its business. The Fund reserves the freedom of action to hold and to sell real estate, mineral leases, commodities or commodity contracts (including Options, Options on Futures Contracts, Options on Stock Indices, Options on Foreign Currency and any other type of option, Futures Contracts, any other type of futures contract, and Forward Contracts) acquired as a result of the ownership of securities;

(4) issue any senior securities except as permitted by the Investment Company Act of 1940, as amended (the "1940 Act"). For purposes of this restriction, collateral arrangements with respect to any type of option (including Options on Futures Contracts, Options, Options on Stock Indices and Options on Foreign Currencies), any type of swap agreement, Forward Contracts, Futures Contracts, any other type of futures contract, and collateral arrangements with respect to initial and variation margin are not deemed to be the issuance of a senior security;

(5) make loans to other persons. For these purposes, the purchase of short-term commercial paper, the purchase of a portion or all of an issue of debt securities, the lending of portfolio securities, or the investment of the Fund's assets in repurchase agreements, shall not be considered the making of a loan; or

(6) purchase any securities of an issuer of a particular industry, if as a result, more than 25% of its assets would be invested in securities of issuers whose principal business activities are in the same industry (except obligations issued or guaranteed by the U.S. Government or its agencies and instrumentalities and repurchase agreements collateralized by such obligations).

In addition, the Fund has the following nonfundamental policies which may be changed without shareholder approval. The Fund will not:

(1) invest in illiquid investments, including securities subject to legal or contractual restrictions on resale or for which there is no readily available market (e.g., trading in the security is suspended, or, in the case of unlisted securities, where no market exists), if more than 15% of the Fund's net assets (taken at market value) would be invested in such securities. Repurchase agreements maturing in more than seven days will be deemed to be illiquid for purposes of the Fund's limitation on investment in illiquid securities. Securities that are not registered under the Securities Act of 1933, as amended, and sold in reliance on Rule 144A thereunder, but are determined to be liquid by the Trust's

Board of Trustees (or its delegee), will not be subject to this 15% limitation;

(2) invest more than 10% of the value of the Fund's net assets, valued at the lower of cost or market, in warrants. Included within such amount may be warrants which are not listed on the New York or American Stock Exchange. Warrants acquired by the Fund in units or attached to securities may be deemed to be without value;

(3) invest for the purpose of exercising control of management;

(4) purchase securities issued by any other investment company in excess of the amount permitted by the Investment Company Act of 1940, as amended (the "1940 Act"), except when such purchase is part of a plan of merger or consolidation;

(5) purchase or retain securities of an issuer any of whose officers, directors, trustees or security holders is an officer or Trustee of the Fund, or is an officer or a director of the investment adviser or a sub-adviser of the Fund, if one or more such persons also owns beneficially more than 0.5% of the securities of such issuer, and such persons owning more than 0.5% of such securities together own beneficially more than 5% of such securities;

(6) purchase any securities or evidences of interest therein on margin, except that the Fund may obtain such short-term credit as may be necessary for the clearance of any transaction and except that the Fund may make margin deposits in connection with any type of option (including Options on Futures Contracts, Options, Options on Stock Indices and Options on Foreign Currencies), any type of swap agreement, any type of futures contract (including Futures Contracts) and Forward Contracts;

(7) sell any security which the Fund does not own unless by virtue of its ownership of other securities the Fund has at the time of sale a right to obtain securities without payment of further consideration equivalent in kind and amount to the securities sold and provided that if such right is conditional, the sale is made upon the same conditions;

(8) invest more than 5% of its gross assets in companies which, including predecessors, controlling persons, sponsoring entities, general partners and guarantors, have a record of less than three years' continuous operation or relevant business experience;

(9) pledge, mortgage or hypothecate in excess of 33⅓% of its gross assets. For purposes of this restriction, collateral

arrangements with respect to any type of option, (including Options on Futures Contracts, Options, Options on Stock Indices and Options on Foreign Currencies), any type of swap agreement, any type of futures contract (including Futures Contracts), Forward Contracts and payments of initial and variation margin in connection therewith, are not considered a pledge of assets;

(10) borrow, except as a temporary measure for extraordinary or emergency purposes;

(11) purchase or sell any put or call option or any combination thereof, provided that this shall not prevent (a) the purchase, ownership, holding or sale of (i) warrants where the grantor of the warrants is the issuer of the underlying securities, (ii) put or call options or combinations thereof with respect to securities or indexes of securities or (iii) Options on Foreign Currencies, any type of swap agreement or any type of futures contract (including Futures Contracts) or (b) the purchase, ownership, holding or sale of contracts for the future delivery of securities or currencies; or

(12) invest 25% or more of the market value of its total assets in securities of issuers in any one industry.

VIII TAX CONSIDERATIONS

For a discussion of tax considerations, see Part II of this SAI.

IX INDEPENDENT AUDITORS AND FINANCIAL STATEMENTS

Ernst & Young LLP are the Fund's independent auditors, providing audit services, tax services, and assistance and consultation with respect to the preparation of filings with the Securities and Exchange Commission.

The Portfolio of Investments and the Statement of Assets and Liabilities at May 31, 2000, the Statement of Operations for the year ended May 31, 2000, the Statement of Changes in Net Assets for the two years ended May 31, 2000, the Notes to Financial Statements and the Report of the Independent Auditors, each of which is included in the Annual Report to Shareholders of the Fund, are incorporated by reference into this SAI in reliance upon the report of Ernst & Young LLP, independent auditors, given upon their authority as experts in accounting and auditing. A copy of the Annual Report accompanies this SAI.

TRUSTEES AND OFFICERS — IDENTIFICATION AND BACKGROUND

The Trustees and officers of the Trust are listed below, together with their principal occupations during the past five years. (Their titles may have varied during that period.)

Trustees

JEFFREY L. SHAMES* Chairman and President (born 6/2/55)
Massachusetts Financial Services Company, Chairman and Chief Executive Officer

J. ATWOOD IVES (born 5/1/36)
Eastern Enterprises (diversified services company), Chairman, Trustee and Chief Executive Officer
Address: Weston, Massachusetts

LAWRENCE T. PERERA (born 6/23/35)
Hemenway & Barnes (attorneys), Partner
Address: Boston, Massachusetts

WILLIAM J. POORVU (born 4/10/35)
Harvard University Graduate School of Business Administration, Adjunct Professor; CBL & Associates Properties, Inc. (real estate investment trust), Director; The Baupost Fund (a mutual fund), Vice Chairman (since November 1993), Chairman and Trustee (prior to November 1993)
Address: Harvard Business School, Cambridge, Massachusetts

CHARLES W. SCHMIDT (born 3/18/28)
Private investor; IT Group, Inc. (diversified environmental services and consulting), Director
Address: Weston, Massachusetts

ARNOLD D. SCOTT* (born 12/16/42)
Massachusetts Financial Services Company, Senior Executive Vice President and Director

ELAINE R. SMITH (born 4/25/46)
Independent Consultant
Address: Weston, Massachusetts

DAVID B. STONE (born 9/2/27)
North American Management Corp. (investment adviser), Chairman; Eastern Enterprises (diversified services company), Trustee
Address: Boston, Massachusetts

Officers

JAMES O. YOST,* Treasurer (born 6/12/60)
Massachusetts Financial Services Company, Senior Vice President

STEPHEN E. CAVAN,* Secretary and Clerk (born 11/6/53)
Massachusetts Financial Services Company, Senior Vice President, General Counsel and Secretary

JAMES R. BORDEWICK, JR.,* Assistant Secretary and Assistant Clerk (born 3/6/59)
Massachusetts Financial Services Company, Senior Vice President and Associate General Counsel

MARK E. BRADLEY,* Assistant Treasurer (born 11/23/59)
Massachusetts Financial Services Company, Vice President (since March 1997); Putnam Investments, Vice President (prior to 1997)

LAURA F. HEALY,* Assistant Treasurer (born 3/20/64)
Massachusetts Financial Services Company, Vice President (since December 1996), State Street Bank Fund Administration Group, Assistant Vice President (prior to December 1996)

ELLEN MOYNIHAN,* Assistant Treasurer (born 11/13/57)
Massachusetts Financial Services Company, Vice President (since September 1996); Deloitte & Touche LLP, Senior Manager (until September 1996)

ROBERT R. FLAHERTY,* (born 9/18/63)
Massachusetts Financial Services Company, Vice President (since August 2000); UAM Fund Services, Senior Vice President (since 1996); Chase Global Fund Services, Vice President (1995 to 1996)

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* "Interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Adviser, whose address is 500 Boylston Street, Boston, Massachusetts 02116.

Each Trustee and officer holds comparable positions with certain MFS affiliates or with certain other funds of which MFS or a subsidiary of MFS is the investment adviser or distributor. Messrs. Shames and Scott, Directors of MFD, and Mr. Cavan, the Secretary of MFD, hold similar positions with certain other MFS affiliates.

TRUSTEE COMPENSATION

The Fund pays the compensation of non-interested Trustees and of Trustees who are not officers of the Trust, who currently receive a fee of $500 per year plus $35 per meeting and $30 per committee meeting attended, together with such Trustee's out-of-pocket expenses. In addition, the Trust has a retirement plan for these Trustees as described under the caption "Management of the Fund — Trustee Retirement Plan" in Part II. The Retirement Age under the plan is 73.

Trustee Compensation Table

Trustee	Trustee Fees from Fund(1)	Retirement Benefit Accrued as Part of Fund Expense(1)	Estimated Credited Years of Service(2)	Total Trustee Fees from Fund and Fund Complex(3)
J. Atwood Ives	$1,010	$256	13	$132,623
Lawrence T. Perera	1,070	251	12	144,098
William J. Poorvu	1,075	257	12	141,338
Charles W. Schmidt	1,045	242	5	137,678
Arnold D. Scott	0	0	N/A	0
Jeffrey L. Shames	0	0	N/A	0
Elaine R. Smith	1,135	277	23	144,098
David B. Stone	1,242	293	6	151,418

[1] For the fiscal year ended May 31, 2000.

[2] Based upon normal retirement age 73. Age 74 for Mr. Stone.

[3] Information provided is provided for calendar year 1999. All Trustees served as Trustees of 34 funds within the MFS fund complex (having aggregate net assets at December 31, 1999, of approximately $58.6 billion).

Estimated Annual Benefits Payable by Fund Upon Retirement[4]

| Average Trustee Fees | Years of Service | | | |
	3	5	7	10 or more
$ 909	$136	$227	$318	$455
1,000	150	250	350	500
1,092	164	273	382	546
1,183	177	296	414	592
1,275	191	319	446	637
1,366	205	342	478	683

[4] Other funds in the MFS Fund complex provide similar retirement benefits to the Trustees.

AFFILIATED SERVICE PROVIDER COMPENSATION

The Fund paid compensation to its affiliated service providers over the specified periods as follows:

Fiscal Year Ended	Paid to MFS for Advisory Services	Amount Waived By MFS	Paid to MFS for Administrative Services	Paid to MFSC for Transfer Agency Services	Amount Waived By MFSC	Aggregate Amount Paid to MFS and MFSC
May 31, 2000	$ 951,951	$105,107	$10,271	$ 76,156	N/A	$1,038,378
May 31, 1999	$ 758,494	N/A	$ 7,706	$ 66,858	N/A	$ 833,058
May 31, 1998	$1,266,123	N/A	$14,356	$124,805	N/A	$1,405,284

SALES CHARGES AND DISTRIBUTION PLAN PAYMENTS

Sales Charges

The following sales charges were paid during the specified periods:

	Class A Initial Sales Charges:			CDSC Paid to MFD on:		
Fiscal Year End	**Total**	**Retained By MFD**	**Reallowed to Dealers**	**Class A Shares**	**Class B Shares**	**Class C Shares**
May 31, 2000	$171,209	$25,414	$145,795	$3,438	$108,323	$2,251
May 31, 1999	$119,762	$18,500	$101,262	$1,338	$111,372	$1,696
May 31, 1998	$296,239	$47,134	$249,105	$ 20	$ 63,014	$3,089

Dealer Reallowances

As shown above, MFD pays (or "reallows") a portion of the Class A initial sales charge to dealers. The dealer reallowance as expressed as a percentage of the Class A shares' offering price is:

Amount of Purchase	Dealer Reallowance as a percent of Offering Price
Less than $100,000	4.00%
$100,000 but less than $250,000	3.20%
$250,000 but less than $500,000	2.25%
$500,000 but less than $1,000,000	1.70%
$1,000,000 or more	None*

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* A CDSC will apply to such purchase.

Distribution Plan Payments

During the fiscal year ended May 31, 2000, the Fund made the following Distribution Plan payments:

	Amount of Distribution and Service Fees:		
Class of Shares	**Paid By Fund**	**Retained By MFD**	**Paid To Dealers**
Class A Shares	$175,937	$ 99,860	$76,077
Class B Shares	$355,279	$270,439	$84,840
Class C Shares	$ 46,581	$ 1,110	$45,471

Distribution plan payments retained by MFD are used to compensate MFD for commissions advanced by MFD to dealers upon sale of fund shares.

PORTFOLIO TRANSACTIONS AND BROKERAGE COMMISSIONS

Brokerage Commissions

The following brokerage commissions were paid by the Fund during the specified time periods:

Fiscal Year End	Brokerage Commissions Paid by Fund
May 31, 2000	$713,963
May 31, 1999	$426,964
May 31, 1998	$482,063

Securities Issued By Regular Broker-Dealers

During the fiscal year ended May 31, 2000, the Fund purchased securities issued by the following regular broker-dealers of the Fund, which had the following values as of May 31, 2000:

Broker-Dealer	Value of Securities as of May 31, 2000
None	

SHARE OWNERSHIP

Ownership By Trustees and Officers

As of August 31, 2000, the Trustees and officers of the Trust as a group owned less than 1% of any class of the Fund's shares, not including 62,340.677 Class I shares (which represent 99.99% of the outstanding Class I shares of the Fund) owned of record by certain MFS employee benefit plans for which Messrs. Scott and Shames are Trustees.

25% or Greater Ownership

The following table identifies those investors who own 25% or more of the Fund's shares (all share classes taken together) as of August 31, 2000, and are therefore presumed to control the Fund:

Name and Address of Investor	Jurisdiction of Organization (if a Company)	Percentage Ownership
None		

5% or Greater Ownership of Share Class

The following table identifies those investors who own 5% or more of any class of the Fund's shares as of August 31, 2000:

Name and Address of Investor Ownership	Percentage
MFS Defined Contribution Plan c/o Chris Charron Mass Financial Services 500 Boylston Street 19th Floor Boston, MA 02116-3740	11.50% of Class I shares
MFS Defined Contribution Plan c/o Chris Charron Mass Financial Services 500 Boylston Street 19th Floor Boston MA 02116-3740	9.40% of Class I shares

PERFORMANCE INFORMATION

All performance quotations are as of May 31, 2000.

	Average Annual Total Returns		Actual 30-Day Yield (Including Waivers)	30-Day Yield (Without Any Waivers)	Current Distribution Rate†
	1 Year	Life*			
Class A Shares, with initial sales charge (4.75%)	6.18%	0.26%	N/A	N/A	N/A
Class A Shares, at net asset value	11.47%	1.32%	N/A	N/A	N/A
Class B Shares, with CDSC (declining over 6 years from 4% to 0%)	7.00%	0.39%	N/A	N/A	N/A
Class B Shares, at net asset value	11.00%	0.82%	N/A	N/A	N/A
Class C Shares, with CDSC (1% for first year)	9.91%	0.89%	N/A	N/A	N/A
Class C Shares, at net asset value	10.91%	0.89%	N/A	N/A	N/A
Class I Shares, at net asset value	12.03%	1.71%	N/A	N/A	N/A

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* From commencement of the Fund's investment operations on October 24, 1995.

The Fund commenced investment operations on October 24, 1995 with the offering of class A and B shares and subsequently offered class C shares on June 27, 1996 and class I shares on January 2, 1997. Class C share performance includes the performance of the Fund's class B shares for periods prior to the offering of class C shares. This blended class C share performance has been adjusted to take into account the CDSC applicable to class C shares, rather than CDSC applicable to class B shares. This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class B and C shares are similar, this blended class C share performance is also similar to what the performance of class C shares would have been had class C shares been offered for the entire period.

Class I share performance includes the performance of the Fund's class A shares for periods prior to the offering of class I shares. This blended class I share performance has been adjusted to take into account the fact that class I shares have no initial sales charge (load). This blended performance has not been adjusted to take into account differences in class specific operating expenses. Because operating expenses of class I shares are lower than those of class A shares, this blended class I share performance is lower than the performance of class I shares would have been had class I shares been offered for the entire period.

Performance results include any applicable expense subsidies and waivers, which may cause the results to be more favorable.